
10012491



JEFFERSON Bancshares, Inc.

Notice of 2010 Annual Meeting

Proxy Statement and 2010 Annual Report on Form 10-K


JEFFERSON
Bancshares, Inc.


Received SEC
SEP 27 2010
Washington, DC 20549

Dear Fellow Shareholder:

Fiscal 2010 completed our seventh full year operating as a public company. Caused primarily by the effects of the prolonged economic downturn, the year produced a sharp increase in non-performing assets along with an associated increase in the Allowance for Loan & Lease Losses. While the majority of our loan losses came from the Tri-Cities Region of Kingsport, Johnson City and Bristol, our non-performing assets are spread evenly throughout all three regions in which we operate – Knoxville, Morristown and the Tri-Cities. Based on the results of an independent third party valuation performed on our goodwill asset, we found it necessary to write-off the entire goodwill being carried on our balance sheet. The goodwill impairment is primarily due to prolonged deterioration in the economy and the resulting impact on stock prices and valuations for the banking sector. While we are disappointed with the year's results, we, unlike many financial institutions across the country, continued to maintain a strong liquidity position and our regulatory capital ratios exceeded those required to be considered "well capitalized" under applicable banking regulations at June 30, 2010. We also continued repurchasing our shares under our fourth repurchase program. As of June 30, 2010, we had repurchased 2,523,160 shares, or 30% of our original shares outstanding.

During fiscal 2011, we expect that our industry will continue to be challenged by the prolonged economic downturn and the additional regulatory burdens imposed by the Dodd-Frank legislation adopted in July. In addition, we expect that proposals from the Financial Accounting Standards Board, along with the recent Basel agreements, will require community banks to examine how best to prepare for the future and the uncertainty it holds. We are doing exactly that – planning how best to navigate these uncertain times, strengthen our balance sheet and earnings power and take advantage of market opportunities that are presented. We will continue to work hard to build shareholder value by providing our customers with a personal level of service that only a committed community bank can offer. Our primary strategic objectives for fiscal 2011 are to improve asset quality, maintain and improve regulatory capital ratios, maintain strong liquidity and improve earnings.

Thank you for your continued confidence and support of Jefferson Bancshares, Inc.

Sincerely,

Anderson L. Smith
President and Chief Executive Officer

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JEFFERSON BANCSHARES, INC.
120 Evans Avenue
Morristown, Tennessee 37814
(423) 586-8421

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE.............................	2:00 p.m. on Thursday, October 28, 2010
PLACE..	Independence Room Jefferson Federal Bank 120 Evans Avenue Morristown, Tennessee
ITEMS OF BUSINESS......................	(1) The election of two directors to serve for a term of three years; (2) The ratification of the appointment of Craine, Thompson & Jones, P.C. as independent registered public accounting firm for the Company for the fiscal year ending June 30, 2011; and (3) Such other business that may properly come before the meeting. Note: The Board of Directors is not aware of any other business to come before the meeting.
RECORD DATE...............................	In order to vote, you must have been a shareholder at the close of business on August 27, 2010.
PROXY VOTING..............................	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and are included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
September 24, 2010

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JEFFERSON BANCSHARES, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Jefferson Bancshares, Inc. ("Jefferson Bancshares" or the "Company") for the 2010 annual meeting of shareholders and for any adjournment or postponement of the meeting. Jefferson Bancshares is the holding company for Jefferson Federal Bank ("Jefferson Federal" or the "Bank").

We are holding the 2010 annual meeting in the Independence Room of Jefferson Federal at 120 Evans Avenue, Morristown, Tennessee on October 28, 2010, at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record beginning on or about September 24, 2010.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 28, 2010

This proxy statement and the Company's Annual Report on Form 10-K for the year ended June 30, 2010, as filed with the U.S. Securities and Exchange Commission, are available electronically at https://materials.proxyvote.com/472375.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of Jefferson Bancshares common stock that you owned as of August 27, 2010. As of the close of business on August 27, 2010, a total of 6,651,733 shares of Jefferson Bancshares common stock were outstanding and entitled to vote.

The Company's Charter provides that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit. With respect to shares held by a broker, bank or other nominee, the Company generally will look beyond the holder of the shares to the person or entity for whom the shares are held when applying the voting limitation. However, where the ultimate owner of the shares has granted voting authority to the broker, bank or other nominee that holds the shares, the Company will apply the 10% voting limitation to the broker, bank or nominee.

Ownership of Shares; Attending the Meeting

You may own shares of Jefferson Bancshares in one or more of the following ways:

- Directly in your name as the shareholder of record; or

- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Jefferson Bancshares common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, shareholders will elect two directors to serve for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Craine, Thompson & Jones, P.C. as our independent registered public accounting firm for fiscal 2011, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Effect of Not Casting Your Vote. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as it deemed appropriate.

Recent changes in regulation take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as "broker non-votes." Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm. If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld will have no effect on the outcome of the election. In counting votes on the proposal to ratify the selection of the independent registered public accounting firm, abstentions will have the same effect as a negative vote while broker non-votes will have no effect on the proposals.

Voting by Proxy

The Board of Directors of Jefferson Bancshares is sending you this proxy statement for the purpose of requesting that you allow your shares of Jefferson Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Jefferson Bancshares common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends a vote:

- **"FOR" each of the two nominees for election as director; and**

- **"FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Jefferson Bancshares common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the enclosed proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern time, on Wednesday, October 27, 2010.

Participants in Jefferson Federal's ESOP and 401(k) Plan

If you participate in the Jefferson Federal Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the Jefferson Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "401(k) Plan"), you will receive voting instruction cards for both plans that reflect all shares you may vote under the plans. You may submit your voting instruction cards, or convey your voting instructions via the Internet or by telephone. Specific instructions for Internet or telephone submission are set forth on the ESOP and 401(k) Plan voting instruction cards. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to how to vote the shares in the Jefferson Bancshares, Inc. Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for submitting your voting instructions is 11:59 p.m., Eastern time, on Thursday, October 21, 2010.

CORPORATE GOVERNANCE

Director Independence

The Company's Board of Directors consists of five members, all of whom are independent under the current listing requirements of the Nasdaq Stock Market, except for Anderson L. Smith, who is not independent because he serves as the President and Chief Executive Officer of Jefferson Bancshares and Jefferson Federal. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between Jefferson Bancshares, Jefferson Federal and their directors that were not required to be disclosed in this proxy statement under the heading *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons,"* including legal services provided to Jefferson Federal by the law firm of which Director Reams is a partner.

Board Leadership Structure and Board's Role in Risk Oversight

The Company's Board of Directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the offices of Chairman of the Board and President and Chief Executive Officer allows the President and Chief Executive Officer to better focus on his growing responsibilities of running the Company, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, H. Scott Reams serves as Chairman of the Company's Board of Directors. Mr. Reams is independent under the listing requirements of Nasdaq Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. The Company faces a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of the risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk management oversight role, the Board of Directors has the responsibility or ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. Toward this end, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management also attends Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of June 30, 2010. All members of each committee are independent in accordance with the listing standards of the Nasdaq Stock Market.

Director	Audit/ Compliance Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Dr. Terry M. Brimer	X	X *	X
Dr. Jack E. Campbell	X *	X	X
William T. Hale	X	X	X
H. Scott Reams		X	X *
Anderson L. Smith.................			
Number of Meetings in 2010	6	1	2

*Chairman

Audit/Compliance Committee. The Board of Directors has a separately-designated standing Audit/Compliance Committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that the Audit Committee does not have a member who is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. While the Board recognizes that no individual Board member meets the qualifications required of an "audit committee financial expert," the Board believes that the appointment of a new director to the Board of Directors and to the Audit Committee at this time is not necessary as the level of financial knowledge and experience of the current members of the Audit Committee, including such members' ability to read and understand fundamental financial statements, is cumulatively sufficient to adequately discharge the Audit Committee's responsibilities. The Audit Committee acts under a written charter adopted by the Board of Directors, a copy of which was included as *Appendix A* to the Company's proxy statement filed with the Securities and Exchange Commission on September 25, 2009.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and Jefferson Federal and establishes the compensation for the President and Chief Executive Officer and other executives, including base salary, annual incentive, long-term incentives, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise an executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee does not have a contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation. However, the Compensation Committee utilizes the Tennessee

Bankers Association Salary and Benefits Survey as well as other surveys prepared by trade groups and independent benefits consultants to evaluate the competitiveness of the Company' compensation practices. The Compensation Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to this proxy statement.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the annual selection of the Board of Directors' nominees for election as directors and for developing and implementing policies and practices relating to corporate governance, including implementing and monitoring adherence to Jefferson Bancshares' corporate governance policy. The Nominating/Corporate Governance Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix B* to this proxy statement.

Nominating/Corporate Governance Committee Procedures

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its shareholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; independence; and experience, skills and contributions that the existing director brings to the Board.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Jefferson Federal. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Consideration of Recommendations by Shareholders. It is the policy of the Nominating/ Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate

Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address, as they appear on the Company's books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

The Company and Jefferson Federal conduct business through meetings and activities of their Boards of Directors and their committees. During the fiscal year ended June 30, 2010, the Board of Directors of the Company held twelve regular meetings and four special meetings. No director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which he served during the year ended June 30, 2010.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code.

REPORT OF THE AUDIT/COMPLIANCE COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm (the "independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit/Compliance Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit/Compliance Committee has met and held discussions with management, the internal auditors and the independent accountants. Management represented to the Audit/Compliance Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit/Compliance Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit/Compliance Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit/Compliance Committee has received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountants the independent accountants' independence from the Company and its management. In concluding that the auditors are independent, the Audit/Compliance Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit/Compliance Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit/Compliance Committee meets with the independent registered public accounting firm, with and without management and the internal accountants present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit/Compliance Committee acts only in an oversight capacity. In its oversight role, the Audit/Compliance Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit/Compliance Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

Furthermore, the Audit/Compliance Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit/Compliance Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2010 for filing with the Securities and Exchange Commission. The Audit/Compliance Committee and the Board of Directors also have approved, subject to shareholder ratification, the selection of the Company's independent accountants.

Audit/Compliance Committee the Board of Directors of Jefferson Bancshares, Inc.

Dr. Jack E. Campbell, Chairman
Dr. Terry M. Brimer
William T. Hale

DIRECTOR COMPENSATION

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2010 fiscal year. No tax-qualified or retirement-qualified compensation was provided to directors in fiscal 2010.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Total ($)
Dr. Terry M. Brimer	$ 14,000	—	—	$ 14,000
Dr. Jack E. Campbell	17,300	—	—	17,300
William T. Hale	14,300	—	—	14,300
John F. McCrary, Jr. (2)	8,100	—	—	8,100
H. Scott Reams	16,900	—	—	16,900
William F. Young (3)	4,700	—	—	4,700

(1) Includes fees earned for service with Jefferson Bancshares and Jefferson Federal.
(2) Retired from the Board of Directors of Jefferson Bancshares and Jefferson Federal effective January 7, 2010.
(3) Resigned from the Board of Directors of Jefferson Bancshares and Jefferson Federal effective November 19, 2009.

Cash Retainers and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that will be paid to our directors for their service on our Board of Directors during fiscal 2011.

Quarterly retainer	$1,000
Fee for attendance at regular Board meetings	800
Fee for attendance at special Board meetings	200
Fee for attendance at committee meetings	100

STOCK OWNERSHIP

The following table provides information as of August 27, 2010 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding[1]
Jefferson Federal Bank Employee Stock Ownership Plan 120 Evans Avenue Morristown, Tennessee 37814	643,125	9.67%
Friedlander & Co., Inc. Theodore Friedlander III 322 East Michigan Street Suite 250 Milwaukee, Wisconsin 53202	363,433 [2]	5.46

(1) Based on 6,651,733 shares of the Company's common stock outstanding and entitled to vote as of August 27, 2010.

(2) Based upon information in a Schedule 13G/A filed on February 16, 2010 with the SEC. According to this filing, Friedlander & Co., Inc. ("Friedlander") has sole dispositive power with respect to 363,433 shares and Theodore Friedlander III has sole voting power with respect to 46,963 shares. Mr. Friedlander is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Company common stock beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

The following table provides information as of August 27, 2010 about the shares of Jefferson Bancshares common stock that may be considered to be beneficially owned by each director, nominee for director, named executive officer listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting and sole investment power with respect to the number of shares shown.

Name	Number of Shares Owned[1]	Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding[2]
Dr. Terry M. Brimer	109,909 [3]	26,203	2.04%
Dr. Jack E. Campbell	73,188 [4]	26,203	1.49
Anthony J. Carasso	15,744 [5]	—	*
William T. Hale	57,711	26,203	1.26
Randal E. Greene	44,731 [6]	55,564	1.49
H. Scott Reams	115,627 [7]	26,203	2.12
Anderson L. Smith	74,386 [8]	69,875	2.15
All directors and executive officers as a group (11 persons)	596,942	308,860	13.01%

* Does not exceed 1.0% of the Company's voting securities.

(1) Includes 8,646, 1,774 and 19,641 shares allocated to the accounts of Messrs. Carasso, Greene and Smith, respectively, under the ESOP with respect to which Messrs. Carasso, Greene and Smith have voting but not investment power.

(2) Based on 6,651,733 shares of Company common stock outstanding and entitled to vote as of the close of business on August 27, 2010, plus the number of shares that may be acquired by each individual (or group of individuals) by exercising options.

(3) Includes 36,500 shares held by Mr. Brimer's wife and 40,000 shares pledged as security.

(4) Includes 35,000 shares pledged as security.

(5) Includes 1,200 unvested shares of restricted stock held in trust under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan, with respect to which Mr. Carasso has voting but not investment power.

(6) Includes 19,493 unvested shares of restricted stock held in trust under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan, with respect to which Mr. Greene has voting but not investment power. Also includes 5,477 shares held by IRA and 291 shares held as custodian for Mr. Greene's son.

(7) Includes 2,050 shares held by Mr. Reams' wife, 12,500 shares held by 401(k) plan and 1,500 shares held by IRA.

(8) Includes 4,903 shares held by 401(k) plan and 15,000 shares held by IRA.

ITEMS TO BE VOTED UPON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors currently consists of five members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified, are Dr. Terry M. Brimer and H. Scott Reams. Each of the nominees is currently a director of Jefferson Bancshares and Jefferson Federal.

Unless you indicate on the proxy card that your shares should not be voted for a certain nominee, the Board of Directors intends that the proxies solicited by it will be voted for the election of each of the Board's nominees. If either nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Messrs. Brimer and Reams.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of June 30, 2010. The indicated period of service as a director includes the period of service as a director of Jefferson Federal.

Nominees for Election as Directors

The nominees for election to serve for a three-year term are:

Dr. Terry M. Brimer is the President and majority owner of Doctor's Hospital Pharmacy, Inc., Morristown, Tennessee. Age 62. Director since 1977.

Dr. Brimer's substantial small company management experience, specifically within the region in which the Bank conducts its business, provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Dr. Brimer offers the Board significant business experience from a setting outside of the financial services industry.

H. Scott Reams is Chairman of the Board of Directors of Jefferson Bancshares and Jefferson Federal Bank. He is also a Partner in the law firm of Taylor, Reams, Tilson and Harrison of Morristown, Tennessee. Age 61. Director since 1982.

As a practicing attorney, Mr. Reams effectively provides the Board of Directors with the legal knowledge necessary to assess issues facing a public company.

Directors Continuing in Office

The following directors have terms ending in 2011:

William T. Hale is employed by PFG-Hale, Inc., a wholesale food distributor. Age 58. Director since 2000.

Mr. Hale's substantial small company management experience, specifically within the region in which the Bank conducts its business, provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Mr. Hale offers the Board significant business experience from a setting outside of the financial services industry.

The following directors have terms ending in 2012:

Anderson L. Smith has served as the President and Chief Executive Officer of Jefferson Federal and Jefferson Bancshares since January 2002 and March 2003, respectively. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank, National Association. Age 62. Director since 2002.

Mr. Smith's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operations of the Company and Bank. In addition, Mr. Smith's knowledge of all aspects of the Company's and Bank's business and history, combined with his success and strategic vision, position him well to continue to serve as President and Chief Executive Officer of the Company.

Dr. Jack E. Campbell has served part-time as the President Emeritus of Walters State Community College, Morristown, Tennessee since July 1, 2005. He previously served as the President of Walters State Community College since 1974. Age 71. Director since 1979.

Dr. Campbell's strong ties to the community, through his involvement with Walters State Community College, provides the Board of Directors with valuable insight regarding the local community as well as opportunities for the Company and the Bank to continue to serve the local community.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit/Compliance Committee of the Board of Directors has appointed Craine, Thompson & Jones, P.C. to be the Company's independent registered public accounting firm for the 2011 fiscal year, subject to ratification by shareholders. A representative of Craine, Thompson & Jones, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by shareholders at the annual meeting, the Audit/Compliance Committee will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.

Audit Fees. The following table sets forth the fees billed to the Company for the fiscal years ending June 30, 2010 and 2009 by Craine, Thompson & Jones, P.C.:

	2010	2009
Audit fees [(1)]	$ 102,136	$ 75,325
Audit related fees	—	—
Tax fees [(2)]	31,125	39,545
All other fees [(3)]	5,420	22,700

(1) Includes professional services rendered for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in Forms 10-Q, or services normally provided in connection with statutory and regulatory filings (i.e., attest services required by FDICIA or Section 404 of the Sarbanes-Oxley Act), including out-of-pocket expenses.

(2) Consists of tax filing and tax related compliance and other advisory services.

(3) Includes fees for assistance with securities filings other than periodic reports and Section 404 of the Sarbanes-Oxley Act certification services. For 2009, also includes professional services rendered in connection with the Company's acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Policy on Audit/Compliance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm. The Audit/Compliance Committee is responsible for appointing and reviewing the work of the independent registered public accounting firm and setting the independent registered public accounting firm's compensation. In accordance with its charter, the Audit/Compliance Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. This approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation. During the year ended June 30, 2010, all services were approved in advance by the Audit/Compliance Committee in compliance with these procedures.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company whose total compensation for the year ended June 30, 2010 exceeded $100,000.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)(3)	Total ($)
Anderson L. Smith	2010	$226,200	$ —	$ —	$ —	$ 29,196	$ 255,396
President and Chief	2009	230,400	—	—	—	47,519	277,919
Executive Officer	2008	193,550	—	—	—	51,208	244,758
Randal E. Greene (5)	2010	204,205	—	—	—	14,366	218,571
President—Tri-Cities	2009	138,400	50,000 (6)	254,388	—	5,609	448,397
Division	2008	—	—	—	—	—	—
Anthony J. Carasso	2010	135,200	—	—	—	5,226	140,426
President of the	2009	135,200	—	—	—	17,186	152,386
Knoxville Region of	2008	130,000	—	—	—	21,123	151,123
Jefferson Federal							

(1) For Mr. Smith, includes $16,200, $20,400 and $20,300 in Board fees for 2010, 2009, and 2008, respectively.

(2) Reflects the aggregate grant date fair value for outstanding restricted stock awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. The amounts were calculated based on the Company's stock price as of the date of grant, which was $8.70 for Mr. Greene. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon.

(3) Details of the amounts reported in the "All Other Compensation" column for fiscal 2010 are provided in the table below:

	Mr. Smith	Mr. Greene	Mr. Carasso
Market value of ESOP contributions	$ 8,409	$ 8,409	$ 5,010
Taxable fringe benefits	3,600	3,600	—
Perquisites	12,000 (a)	— (b)	— (b)
Dividends paid on stock awards	—	2,357	216
BOLI	5,187	—	—

(a) Consisted of an automobile allowance.
(b) Did not exceed $10,000.

(5) Mr. Greene joined the Company on October 31, 2008 in connection with the Company's acquisition of State of Franklin Bancshares, Inc. Accordingly, compensation information is not available for fiscal 2008.

(6) Received in connection with the Company's acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Employment Agreement

The Company and Jefferson Federal maintain a three-year employment agreement with Anderson L. Smith. The Boards of Directors of the Company and Jefferson Federal may renew the term of the employment agreement for an additional year each year on the anniversary date of the agreement, unless a request for non-renewal is given by Mr. Smith. The employment agreement provides that Mr. Smith's base salary is to be reviewed annually. Mr. Smith's current base salary under the employment agreement is $210,000. In addition to base salary, the employment agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Mr. Smith's employment agreement also provides for an annual supplemental retirement benefit of $15,083 payable each year over a 15 year period commencing in the year Mr. Smith attains age 65. In addition, Mr. Smith's employment agreement provides for a death benefit of not less than $350,000 through a supplemental life insurance policy. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Smith is subject to a two year non-competition agreement. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Mr. Smith may receive upon the termination of his employment.

The Company and Jefferson Federal also maintain an employment agreement with Randal E. Greene. This agreement was entered into in connection with the Company's acquisition of State of Franklin Bancshares, Inc. in October 2008. Mr. Greene received a signing bonus of $50,000 from Jefferson Federal as consideration of the specialized knowledge he developed during his tenure with State of Franklin Bancshares, Inc.. The term of the employment agreement is October 31, 2008 through June 30, 2011. The agreement provides that the Boards of Directors of the Company and Jefferson Federal may renew the term of the employment agreement for an additional year each year so that the remaining term of the employment agreement will be twenty-four months. The employment agreement provides that Mr. Greene's base salary is to be reviewed annually. Mr. Greene's current base salary under the employment agreement is $204,205. In addition to base salary, the employment agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Greene is subject to a two year non-competition agreement. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Mr. Greene may receive upon the termination of his employment.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of June 30, 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Anderson L. Smith	69,875	—	13.69	01/29/2014	—	—
Randal E. Greene	30,500 (3) 25,064 (3)	— —	10.00 11.00	10/31/2011 10/31/2011	19,493 —	77,582 —
Anthony J. Carasso	—	—	—	—	1,200	4,776

(1) The restricted stock awards vest ratably over a three-year period for Mr. Greene and a five-year period for Mr. Carasso. Mr. Greene received his restricted stock award on October 31, 2008 and Mr. Carasso received his restricted stock award on January 31, 2006.
(2) Based upon the Company's closing stock price of $3.98 on June 30, 2010.
(3) Represents options granted pursuant to the State of Franklin Savings Bank Stock Incentive Plan and assumed by the Company in connection with its acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Option Exercises and Stock Vested

The following table provides information concerning the vesting of stock awards for each named executive officer, on an aggregate basis, during the 2010 fiscal year. No stock options were exercised by our named executive officers during the 2010 fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Anderson L. Smith	—	—	—	—
Randal E. Greene	—	—	9,744	51,172
Anthony J. Carasso	—	—	1,200	6,264

Nonqualified Deferred Compensation

Supplemental Executive Retirement Plan. Jefferson Federal maintains a supplemental executive retirement plan which provides restorative payments to executives designated by the Board of Directors who are prevented from receiving the full benefits contemplated by the employee stock ownership plan's benefit formula due to limitations imposed by the Internal Revenue Code. The restorative payments under the supplemental executive retirement plan consist of payments in lieu of shares that cannot be allocated to the participant's account under the employee stock ownership plan. In addition to providing for benefits lost under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a Change in Control (as defined in the plan) before the complete scheduled repayment of the employee stock ownership plan loan. See *"—Potential Post-Termination Benefits"* below for a more complete discussion of these benefits upon a change in control.

The Board of Directors has designated Mr. Smith as a participant in the supplemental executive retirement plan and may designate other officers as participants in future years.

The following table provides information with respect to the above described supplemental executive retirement plan in which Anderson L. Smith participated during fiscal 2010. No other named executive officers participated in the supplemental executive retirement plan during fiscal 2010.

Name	Plan Name	Registrant Contributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)(1)
Anderson L. Smith	Supplemental Executive Retirement Plan	$ 1,953	$12,768

(1) Reflects the accrual at June 30, 2010 of 412 shares held for the benefit of Mr. Smith under the supplemental executive retirement plan.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the terms of the employment agreements, if Mr. Smith or Mr. Greene is terminated for cause, the executive will receive his base salary through the date of termination and retain the rights to any vested benefits under the Jefferson Federal tax-qualified plans, and with regards to Mr. Smith only, the supplemental executive retirement plan. Messrs. Smith, Greene and Carasso will forfeit all rights to unvested and unexercised equity awards if they are terminated for cause.

Payments Upon Termination Without Cause or for Good Reason. Under the terms of the employment agreements, if Mr. Smith or Mr. Greene resigns after specified circumstances that would constitute constructive termination, the executive (or, if he dies, his beneficiary) would be entitled to receive an amount equal to his base salary due for the remaining term of his agreement, and Mr. Smith will receive the contributions that would have been made on his behalf during the remaining term of his agreement to any of our employee benefit plans. We would also continue and/or pay for the executives' life, health and disability coverage for the remaining term of the employment agreements. In addition, Mr. Smith and Mr. Greene would also be subject to a two year non-compete following termination of employment without cause or for Good Reason.

Messrs. Smith, Greene and Carasso would forfeit all unvested and unexercised equity awards in the event the executives terminated employment without cause or for Good Reason.

Payments Upon Disability. If Mr. Smith becomes disabled and his employment terminates, he will receive disability pay equal to 75% of his weekly rate of base salary in effect as of the date of his termination of employment due to disability. Mr. Smith is entitled to receive disability payments until the earlier of: (i) the date he returns for full employment with us; (ii) his death; or (iii) the date his employment agreement terminates. All disability payments are reduced by the amount of any short-term or long-term disability benefits payable under our disability plans. Mr. Smith and Mr. Greene would continue to receive insurance coverage for the earlier of the events stated above if employment termination occurs due to the executive's disability.

Upon termination due to disability, outstanding stock options granted pursuant to our equity compensation plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon termination due to disability.

Payments Made Upon Death. Under the terms of the employment agreements, the Smith and Greene employment agreements terminate upon death of the executive and each executive's beneficiary or estate is entitled to receive the compensation due to the executive through the last day of the month of the executive's death. In addition, Mr. Smith's beneficiary or estate would be entitled to a distribution of his accrued benefit under the supplemental executive retirement plan upon Mr. Smith's death.

Upon termination due to death, outstanding stock options granted pursuant to our equity incentive plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon death.

Payments Made Upon a Change in Control. Mr. Smith's employment agreement provides for severance payments and other benefits in the event Mr. Smith is terminated without cause or he elects to terminate his employment agreement with Good Reason in connection with any change in control of Jefferson Federal or Jefferson Bancshares. In the event of a change in control (as defined in the agreement) followed by Mr. Smith's voluntary (upon circumstances discussed in the agreement) or involuntary termination of employment, Mr. Smith (or his beneficiary) would be entitled to a severance payment equal to 2.99 times the average of his five preceding taxable years' annual compensation (the "base amount"). In addition, Mr. Smith is entitled to receive the contributions he would have received under our retirement programs for a period of 36 months, as well as health, life and disability coverage for that same time period.

If a change in control occurs during the term of Mr. Greene's employment agreement and his employment terminates involuntarily but without cause or voluntarily for Good Reason, Mr. Greene will receive a lump sum payment equal to two times his base salary, plus two times his most recent cash bonus. In addition, he will receive similar post-termination insurance coverage to that received by Mr. Smith, however, his coverage will cease upon the earlier of Mr. Green's attainment of age 65, his death or the end of the remaining term of his employment agreement. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and Jefferson Federal would not be entitled to deduct such an amount. As a result, the Smith and Greene employment agreements provide that the total value of the benefits provided and payments made to each executive in connection with a change in control may not exceed three times the executive's base amount (the "280G Limit").

We maintain a supplemental executive retirement plan that provides Mr. Smith with a cash payment in the event of a change in control equal to the benefit that he would have received under our employee stock ownership plan, had he remained employed throughout the term of the loan, less the benefits actually provided under the employee stock ownership plan on his behalf. The plan also provides Mr. Smith with a stock benefit equal to the shares of our stock he would have received under our employee stock ownership plan had he not been limited by certain provisions of the Internal Revenue Code.

Jefferson Federal maintains a change in control severance plan for the benefit of eligible employees, who do not have an employment agreement with Jefferson Federal, in the event they are terminated in connection with a Change in Control (as defined in the plan). Severance benefits are calculated under the severance plan based on monthly base pay and years of service with Jefferson Federal. The maximum payment under the plan is twelve month's base pay.

Under the terms of the ESOP, upon a change in control (as defined in the plan), the ESOP will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the ESOP who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards an executive's 280G Limit.

In the event of a change in control of Jefferson Bancshares or Jefferson Federal, outstanding stock options granted pursuant to our equity incentive plan automatically vest and, if the option holder is terminated other than for cause within 12 months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted under the equity incentive plan would also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards each executive's 280G Limit.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Jefferson Bancshares common stock during the year ended June 30, 2010.

Policies and Procedures for Approval of Related Persons Transactions

Jefferson Bancshares maintains a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;
- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and
- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit/Compliance Committee. In determining whether to approve or ratify a related person transaction, the Audit/Compliance Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit/Compliance Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit/Compliance Committee, participate in some or all of the discussion.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Jefferson Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Jefferson Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Jefferson Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company maintains a comprehensive written policy for the review, approval or ratification of all transactions with related persons. In accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Jefferson Federal has an employee loan program whereby employees, including executive officers and directors, may obtain loans with preferential interest rates compared to those prevailing at the time for comparable loans with persons not related to Jefferson Federal. The following information is furnished for outstanding loans made by Jefferson Federal to related persons (directors, executive officers and their immediate family members) under its employee loan program:

	Largest Aggregate Principal Outstanding for Fiscal 2010	Principal Outstanding at June 30, 2010	Principal Paid During Fiscal 2010	Interest Paid During Fiscal 2010	Interest Rate Payable
Anderson L. Smith	$ 337,667	$ 320,519	$ 17,148	$ 18,892	5.75%

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than May 27, 2011. If next year's annual meeting is held on a date more than 30 calendar days from October 28, 2011, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days prior to the date of the annual meeting; however, if less than 100 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date. A copy of the Bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

The Company encourages shareholder communications to the Board of Directors and/or individual directors. Shareholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814. Communications regarding financial or accounting policies should be sent to the attention of the Chairman of the Audit/Compliance Committee. All other communications should be sent to the attention of the Chairman of the Nominating/Corporate Governance Committee.

Directors are expected to prepare themselves for and to attend all Board meetings, the Annual Meeting of Shareholders and the meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. All of the Company's directors attended the Company's 2009 Annual Meeting of Shareholders.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Jefferson Bancshares common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Shareholders has been mailed to persons who were shareholders as of the close of business on August 27, 2010. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended June 30, 2010, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were shareholders as of the close of business on August 27, 2010 upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

HOUSEHOLDING OF PROXY STATEMENTS AND ANNUAL REPORTS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report to that address. This practice, known as "householding," is designed to reduce the Company's printing and postage costs. Once you have received notice from your broker or the Company that they or it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement, please notify your broker or other holder of record if your shares are held in "street name" or the Company if you hold registered shares. You can notify the Company by contacting its transfer agent, Registrar and Transfer Company, either by phone at (800) 368-5948, by fax at (908) 497-2318, by e-mail at info@rtco.com or by mail at 10 Commerce Drive, Cranford, New Jersey 07016. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting the same parties listed above.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
September 24, 2010

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Appendix A

JEFFERSON BANCSHARES, INC.
COMPENSATION COMMITTEE CHARTER

I. PURPOSE

The Compensation Committee (the "Committee") of Jefferson Bancshares, Inc. (the "Corporation") and Jefferson Federal Bank (the "Bank") is responsible for human resource policies, salaries and benefits, incentive compensation, executive development and management succession planning. It also deals with policies relating to nondiscriminatory employment practices, including those related to hiring, compensation and promotion.

II. COMPOSITION

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations. Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's Chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairperson by vote of a majority of the full Committee. The Chief Executive Officer will meet often with the Committee, but the Chief Executive Officer will not be on the Committee or participate in all of its meetings. The same is true of the Bank's Human Resource Manager.

The Committee may form and delegate authority to subcommittees when appropriate.

III. MEETINGS

The Committee shall meet at least annually, or more frequently as circumstances dictate. The Committee Chairperson will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The Chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. RESPONSIBILITIES AND DUTIES

The principal responsibilities of the Committee are:

A. **Developing and monitoring human resource policies**. The Committee will develop human resource policies for the Corporation and the Bank and will monitor the Corporation and the Bank's adherence to the policies on a continual basis. The Bank's human resource policies include the following:

1) Employment Policies (Corporate handbook)
2) Salary Administration Policy
3) Family Medical Leave Act
4) Americans with Disabilities Act
5) Sexual Harassment Policy
6) Discretionary Leave Policy

B. **Appraising the performance of the Chief Executive Officer**. The Committee will complete a written performance evaluation of the CEO in January of each year. The Committee will meet with the CEO to discuss his or her strengths, weaknesses, review goals set at the beginning of the current year and to establish goals for the coming year. The Committee will recommend to the Board of Directors in its February meeting the annual salary, bonus, stock options, and other benefits, direct and indirect, of the CEO. In making its recommendation, the Committee will consider:

1. the performance of the Corporation and the Bank;
2. shareholder return;
3. the level of salary, bonus, stock options, and other benefits, direct and indirect, of the CEO relative to CEOs at comparable companies; and
4. the level of salary, bonus, stock options, and other benefits, direct and indirect, given to the CEO in recent years.

The Committee will make recommendations to the Board of Directors in its February meeting regarding the extension of the employment agreements of the CEO and other senior officers.

C. **Preparation of Compensation Discussion and Analysis and report.** The Committee shall review and discuss with management the Compensation Discussion and Analysis required by Securities and Exchange Commission Regulation S-K, Item 402. Based on such review and discussion, the Committee shall determine whether to recommend to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report or proxy statement for the annual meeting of shareholders. The Committee will prepare a report on executive compensation for inclusion in the Corporation's annual meeting proxy statement, in accordance with applicable rules and regulations.

D. **Oversight of executive compensation programs**. The Committee will review on an annual basis the Corporation's and the Bank's executive compensation programs to determine that they are properly researched and coordinated. In determining how corporate performance will be rewarded, the Committee will ensure that a significant portion of an executive's compensation is connected to the long-term interest of the shareholders. There will be an appropriate balance between short-term pay and long-term incentives. An important responsibility of the Committee is the development of an appropriate balance while focusing on long-term shareholder value.

E. **Oversight of staff compensation programs**. The Committee will review on an annual basis the Bank's salary administration program to determine that it is current and properly researched and coordinated. The Committee will review recommendations from the CEO and Human Resource Manager concerning compensation adjustments and will then make recommendations to the Board of Directors. The Committee's review and Board of Director's deliberation will occur in November of each year.

F. **Oversight of the performance incentive compensation plan**. Prior to the beginning of each fiscal year, the Committee will review the Corporation's stock option plans and the Bank's performance incentive compensation plan to determine that they are properly structured to reward exceptional performance. The Committee will consider the overall performance of the Corporation and the Bank and the cost of the performance incentive compensation plan to ascertain that shareholder value is being increased by exceptional performance. The Committee will make recommendations to the Board of Directors regarding changes to the plan. The

Committee will also approve the pay-out of the plans after the Corporation's and the Bank's performance has been ratified by the external auditing firm.

G. **Oversight of staff benefit programs.** The Committee will review on a continual basis the Corporation's and the Bank's benefit programs to determine that they are current and properly coordinated. The Committee will review recommendations from the CEO and Human Resources Manager concerning benefit program adjustments and will then make its recommendations to the Board of Directors.

H. **Oversight of 401(k) Plan**. The Committee will appoint the trustees of the Bank's 401(k) Plan. The Committee will monitor the Plan on a quarterly basis and will meet with the Plan administrator on an annual basis for adjustments or revisions.

I. **Oversight of executive development and management succession planning**. The Committee will review on an annual basis the executive development program facilitated by the CEO and managed by the Human Resource Manager. The Committee will integrate management succession planning with the executive development program.

V. EVALUATIONS

Annually, the Committee shall conduct a performance evaluation and review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

VI. COMMITTEE RESOURCES

The Committee shall have the authority to obtain advice and seek assistance from internal or external legal or other advisors. The Committee shall have the sole authority to retain and terminate any compensation consultant used to assist the Committee in evaluating executive compensation, including sole authority to approve such consultant's fees and other retention terms.

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Appendix B

JEFFERSON BANCSHARES, INC.
NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Purpose

The primary objectives of the Nominating/Corporate Governance Committee (the "Committee") are to assist the Board of Directors (the "Board") of Jefferson Bancshares, Inc. (the "Company") by: (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each annual meeting of the Company's stockholders; (ii) ensuring that the Audit/Compliance and Nominating/Corporate Governance Committees of the Board shall have the benefit of qualified and experienced "independent" directors; and (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company.

II. Organization

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations.

Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairman by vote of a majority of the full Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Structure and Meetings

The chairperson of the Committee will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. Goals and Responsibilities

The Committee shall: (i) develop and recommend to the Board a Corporate Governance Policy (the "Policy") applicable to the Company, and review and reassess the adequacy of such Policy annually and recommend to the Board any changes deemed appropriate; (ii) develop policies on the size and composition of the Board; (iii) review possible candidates for Board membership consistent with the Board's criteria for selecting new directors; (iv) perform Board performance evaluations on an annual basis; (v) annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's stockholders; and (vi) generally advise the Board (as a whole) on corporate governance matters.

The Committee shall also advise the Board on (a) committee member qualifications, (b) committee member appointments and removals, (c) committee structure and operations (including authority to delegate to subcommittees), and (d) committee reporting to the Board. The Committee shall maintain an orientation program for new directors and a continuing education program for all directors.

The Committee will annually review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval.

The Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing law and regulations as the Committee or the Board deems appropriate.

V. Performance Evaluation

The Committee shall conduct an annual performance evaluation of the Board. The evaluation shall be of the Board's contribution as a whole and specifically review areas in which the Board and/or management believes a better contribution could be made.

VI. Committee Resources

The Committee shall have the authority to obtain advice and seek assistance from internal or external legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm's fees and other retention terms.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ____________

Commission File Number: 0-50347

JEFFERSON BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Tennessee	**45-0508261**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Evans Avenue, Morristown, Tennessee	**37814**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (423) 586-8421

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ______

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ____	Accelerated Filer _____
Non-accelerated Filer _____	Smaller Reporting Company __X__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 16b-2 of the Exchange Act). Yes ____ No __X__

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $28.9 million, based upon the closing price ($4.74 per share) as quoted on the Nasdaq Global Market as of the last business day of the registrant's most recently completed second fiscal quarter (December 31, 2009).

The number of shares outstanding of the registrant's common stock as of September 24, 2010 was 6,648,355.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

Part II

Part III

Part IV

Note on Forward Looking Statements:

This report, as well as other written communications made from time to time by Jefferson Bancshares, Inc. (the "Company") and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

- *The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets;*
- *The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks;*
- *The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters;*
- *The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System;*
- *The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector;*
- *The inability of the Company to obtain new customers and to retain existing customers;*
- *The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;*
- *Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers;*
- *The ability of the Company to develop and maintain secure and reliable electronic systems;*
- *The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner;*
- *Consumer spending and saving habits which may change in a manner that affects the Company's business adversely;*
- *Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected;.*
- *The costs, effects and outcomes of existing or future litigation;*
- *Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board; and*
- *The ability of the Company to manage the risks associated with the foregoing as well as anticipated.*

Additional factors that may affect our results are discussed in this annual report on Form 10-K under "Item 1A, Risk Factors." These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

General

Jefferson Bancshares, Inc. (also referred to herein as the "Company" or "Jefferson Bancshares") is the holding company for Jefferson Federal Bank.

On October 31, 2008, the Company completed its acquisition of State of Franklin Bancshares, Inc. ("State of Franklin Bancshares"). The merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of September 4, 2008 (the "Merger Agreement"), by and between the Company and State of Franklin Bancshares. In accordance with the terms of the Merger Agreement, shares of State of Franklin Bancshares were converted into either $10.00 in cash or 1.1287 shares of Company common stock. The total merger consideration consisted of approximately $4.3 million in cash and 736,000 shares of Company common stock.

In connection with the Company's acquisition of State of Franklin Bancshares, Jefferson Federal Bank merged with and into State of Franklin Savings Bank, the wholly owned subsidiary of State of Franklin Bancshares. The resulting institution continues to operate as a Tennessee chartered savings bank under the name "Jefferson Federal Bank" (also referred to herein as the "Bank" or "Jefferson Federal").

Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Jefferson Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. Jefferson Federal attracts deposits from the general public and uses those funds to originate loans, most of which it holds for investment.

Available Information

We maintain an Internet website at http://www.jeffersonfederal.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K.

Market Area

We are headquartered in Morristown, Tennessee, which is situated approximately 40 miles northeast of Knoxville, Tennessee in the northeastern section of the state. We consider our primary market areas to consist of: (i) Hamblen County, Tennessee, and its contiguous counties; (ii) Knoxville, Tennessee, and its surrounding areas; and (iii) the greater Johnson City, Tennessee, Kingsport, Tennessee, and Virginia region (the "Tri-Cities region").

We currently operate two full-service branch offices and two limited-service drive-through facilities in Hamblen County, Tennessee. The economy of Hamblen County, which has an estimated population of 62,000, is primarily oriented to manufacturing and agriculture. Morristown and Hamblen County also serve as a hub for retail shopping and medical services for a number of surrounding rural counties. The manufacturing sector is focused on three types of products: automotive and heavy equipment components; plastics, paper and corrugated products; and furniture. According to the U.S. Bureau of Labor Statistics, the unemployment rate in Hamblen County was 11.4% as of April 2010, the most recent period for which data is available, which was slightly above the national and state unemployment rates at that time.

We also currently operate two full-service branch offices in Knoxville, Tennessee. Knoxville's population is approximately 183,000 and its economy is largely fueled by the location of the main campus of the University of Tennessee, the Oak Ridge National Laboratory, the National Transportation Research Center and the Tennessee Valley Authority. Additionally, Knoxville has many warehousing and distribution companies because of its central location in the eastern half of the United States. The unemployment rate for the Knoxville metropolitan statistical area was 8.5% as of April 2010, which was slightly below the national and state unemployment rates at that time.

As a result of our acquisition of State of Franklin Bancshares in October 2008, we also currently operate six full-service branch offices in the Tri-Cities region. The population of the Tri-Cities region is approximately 500,000 and its economy is largely fueled by manufacturing and trade services. The unemployment rate for the Tri-Cities region combined statistical area was 9.3% as of April 2010, which was slightly below the national and state unemployment rates at that time.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds and other corporate and government securities. At June 30, 2009, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 21.44% of the deposits in Hamblen County, which is the second largest market share out of 10 financial institutions with offices in the county at that date; (ii) 0.30% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 28th largest market share out of 44 financial institutions with offices in the metropolitan statistical area at that date; (iii) 5.90% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the ninth largest market share out of 23 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.47% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 17th largest market share out of 30 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies, such as insurance companies, securities companies and specialty finance companies.

We expect to continue to face significant competition in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. Our loan portfolio consists of a variety of mortgage, commercial and consumer loans. As a community-oriented financial institution, we try to meet the borrowing needs of consumers and businesses in our market area. Mortgage loans constitute a significant majority of the portfolio, and commercial mortgage loans are the largest segment in that category.

One- to Four-Family Residential Loans. We originate mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new one- to four-family homes. We offer fixed-rate mortgage loans with terms up to 30 years and adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the first year interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk.

The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. Interest rates and payments on our adjustable-rate loans generally are adjusted annually based on any change in the National Average Contract Mortgage Rate for the Purchase of Previously Occupied Homes by Combined Lenders as published by the Federal Housing Finance Board. Changes in this index tend to lag behind changes in market interest rates. Our adjustable-rate mortgage loans may have initial fixed-rate periods ranging from one to seven years.

We originate all adjustable-rate loans at the fully indexed interest rate. The maximum amount by which the interest rate may be increased or decreased is generally 2% per year and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan. Our adjustable-rate residential mortgage loans generally do not provide for a decrease in the rate paid below the initial contract rate. The inability of our residential real estate loans to adjust downward below the initial contract rate can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings and equity value resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all of the mortgage loans in our loan portfolio contain due-on-sale clauses providing that Jefferson Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. Jefferson Federal enforces these due-on-sale clauses to the extent permitted by law. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

Historically, we have not emphasized the origination of loans that conform to guidelines for sale in the secondary mortgage market. However, beginning in January 2005, we began originating loans for the secondary mortgage market. Loans are sold without recourse and on a servicing-released basis. We generally do not make conventional loans with loan-to-value ratios exceeding 85% and generally make loans with a loan-to-value ratio in excess of 85% only when secured by first liens on owner-occupied, one- to four-family residences. Loans with loan-to-value ratios in excess of 90% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans in excess of $250,000 to be appraised by a board-approved appraiser. We require title insurance on all mortgage loans in excess of $25,000. Borrowers must obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan.

Home Equity Lines of Credit. We offer home equity lines of credit on single family residential property in amounts up to 80% of the appraised value. Rates and terms vary by borrower qualifications, but are generally offered on a variable rate, open-end term basis with maturities of ten years or less.

Commercial Real Estate and Multi-Family Loans. An important segment of our loan portfolio is mortgage loans secured by commercial and multi-family real estate. Our commercial real estate loans are secured by professional office buildings, shopping centers, manufacturing facilities, hotels, vacant land, churches and, to a lesser extent, by other improved property such as restaurants and retail operations.

We originate both fixed- and adjustable-rate loans secured by commercial and multi-family real estate with terms up to 20 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. When the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders. Currently, it is our philosophy to originate commercial real estate loans only to borrowers known to us and on properties in or near our market area.

At June 30, 2010, loans with principal balances of $500,000 or more secured by commercial real estate totaled $95.1 million, or 69.1% of commercial real estate loans, and loans with principal balances of $500,000 or more secured by multi-family properties totaled $12.9 million, or 77.8% of multi-family loans. At June 30, 2010, 11 commercial real estate loans totaling $6.0 million were nonaccrual loans.

Construction Loans. We originate loans to finance the construction of one- to four-family homes and, to a lesser extent, multi-family and commercial real estate properties. At June 30, 2010, $14.2 million of our construction loans was for the construction of one- to four-family homes and $6.8 million was for the construction of commercial or multi-family real estate. Construction loans are generally made on a "pre-sold" basis; however, contractors who have sufficient financial strength and a proven track record are considered for loans for model and speculative purposes, with preference given to contractors with whom we have had successful relationships. We generally limit loans to contractors for speculative construction to a total of $350,000 per contractor. Construction loans generally provide for interest-only payments at fixed-rates of interest and have terms of six to 12 months. At the end of the construction period, the loan generally converts into a permanent loan. Construction loans to a borrower who will occupy the home, or to a builder who has pre-sold the home, will be considered for loan-to-value ratios of up to 85%. Construction loans for speculative purposes, models and commercial properties may be considered for loan-to-value ratios of up to 80%. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. We generally use in-house inspectors for construction disbursement purposes; however, we may rely on architect certifications and independent third party inspections for disbursements on larger commercial loans.

Land Loans. We originate loans secured by unimproved property, including lots for single family homes, raw land, commercial property and agricultural property. We originate both fixed- and adjustable-rate land loans with terms up to 15 years. Adjustable-rate loans are generally based on prime and adjust monthly. Loans secured by unimproved commercial property or for land development generally have five-year terms with a longer amortization schedule.

At June 30, 2010, our largest land loan had an outstanding balance of $4.0 million and was secured by commercial real estate. At June 30, 2010, loans with principal balances of $500,000 or more secured by unimproved property totaled $16.3 million, or 43.9% of land loans. At June 30, 2010, 17 land loans totaling $6.5 million were nonaccrual loans.

Commercial Business Loans. We extend commercial business loans on an unsecured and secured basis. Secured loans generally are collateralized by industrial/commercial machinery and equipment, livestock, farm machinery and, to a lesser extent, accounts receivable and inventory. We originate both fixed- and adjustable-rate commercial loans with terms up to 15 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Where the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders.

Consumer Loans. We offer a variety of consumer loans, including loans secured by automobiles and savings accounts. Other consumer loans include loans on recreational vehicles and boats, debt consolidation loans and personal unsecured debt.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We use a credit scoring system and charge borrowers with poorer credit scores higher interest rates to compensate for the additional risks associated with those loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. In order to monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls on multi-family loans. We also perform annual reviews on all lending relationships of $500,000 or more where the loan is secured by commercial or multi-family real estate.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Land Loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.

Commercial Loans. Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with commercial and multi-family real estate lending. Although the repayment of commercial and multi-family real estate loans depends primarily on the cash-flow of the property or related business, the underlying collateral generally provides a sufficient source of repayment. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral if a borrower defaults is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the cash-flow, character and creditworthiness of the borrower (and any guarantors), while liquidation of collateral is secondary.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations. All of our portfolio loans are originated by in-house lending officers and are underwritten and processed in-house. We rely on advertising, referrals from realtors and customers, and personal contact by our staff to generate loan originations. We occasionally purchase participation interests in commercial real estate loans through other financial institutions in our market area.

Loan Approval Procedures and Authority. Loan approval authority has been granted by the Board of Directors to certain officers on an individual and combined basis for consumer (including residential mortgages) and commercial purpose loans up to a maximum of $1.0 million per transaction. All loans with aggregate exposure of $2.0 million or more require the approval of our Loan Committee or Board of Directors.

The Loan Committee meets every two weeks to review all mortgage loans made within granted lending authority of $75,000 or more and all non-mortgage loans made within granted lending authority of $50,000 or more. The committee approves all requests which exceed granted lending authority or when the request carries aggregate exposure to us of $2.0 million or more. The minutes of the committee are reported to and reviewed by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited by regulation. At June 30, 2010, our regulatory limit on loans to one borrower was $11.7 million. At that date, our largest lending relationship was $9.5 million and consisted of multiple commercial real estate and commercial business loans. These loans were performing according to their original repayment terms at June 30, 2010.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 90 days or less.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Cincinnati and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities. We also are required to maintain an investment in Federal Home Loan Bank of Cincinnati stock.

At June 30, 2010, our investment portfolio consisted of U.S. agency securities, mortgage-backed securities, municipal securities and corporate securities.

Our investment objectives are to provide and maintain liquidity, to maintain a balance of high quality investments, to diversify investments to minimize risk, to provide collateral for pledging requirements, to establish an acceptable level of interest rate risk, to provide an alternate source of low-risk investments when demand for loans is weak, and to generate a favorable return. Any two of the following officers are authorized to purchase or sell investments: the President, Executive Vice President and/or Vice President. There is a limit of $2.0 million par value on any single investment purchase unless approval is obtained from the Board of Directors. For mortgage-backed securities, real estate mortgage investment conduits and collateralized mortgage obligations issued by Ginnie Mae, Freddie Mac or Fannie Mae, purchases are limited to a current par value of $2.5 million without Board approval.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. We may use borrowings on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer-term basis for general business purposes.

Deposit Accounts. Substantially all of our depositors are residents of the State of Tennessee. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, Christmas club savings accounts, certificates of deposit and retirement savings plans. We do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing monthly. Our current strategy is to offer competitive rates, but not be the market leader in every type and maturity. In recent years, our advertising has emphasized transaction accounts, with the goal of shifting our mix of deposits towards a smaller percentage of higher cost time deposits.

Borrowings. We have relied upon advances from the Federal Home Loan Bank of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank are typically secured by our first mortgage loans.

The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 50% of a member's assets. The availability of Federal Home Loan Bank advances to each borrower is based on the financial condition and the degree of security provided to collateralize borrowings.

Personnel

As of June 30, 2010, we had 136 full-time employees and 19 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Executive Officers

The executive officers of Jefferson Federal are elected annually by the Board of Directors and serve at the Board's discretion. Ages presented are as of June 30, 2010. The executive officers of Jefferson Federal are:

Name	Age	Position
Anderson L. Smith	62	President and Chief Executive Officer
Douglas H. Rouse	57	Senior Vice President
Jane P. Hutton	51	Senior Vice President and Chief Financial Officer
Eric S. McDaniel	39	Senior Vice President and Chief Information Officer
Janet J. Ketner	57	Executive Vice President of Retail Banking
Anthony J. Carasso	51	President—Knoxville Region
Randal E. Greene	50	President—Tri-Cities Division

Biographical Information

Anderson L. Smith has been President and Chief Executive Officer of Jefferson Bancshares since March 2003 and President and Chief Executive Officer of Jefferson Federal since January 2002. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank National Association. Director since 2002.

Jane P. Hutton has been Treasurer and Secretary of Jefferson Bancshares since March 2003 and Senior Vice President and Chief Financial Officer of Jefferson Federal since July 2009. From July 2002 to July 2009, Ms. Hutton served as Vice President and Chief Financial Officer of Jefferson Federal. Ms. Hutton was named Chief Financial Officer of Jefferson Bancshares on July 1, 2003. From June 1999 until July 2002, Ms. Hutton served as Assistant Financial Analyst.

Douglas H. Rouse has been Senior Vice President of Jefferson Federal since January 2002. From March 1994 until January 2002, Mr. Rouse served as Vice President.

Eric S. McDaniel has been Senior Vice President and Chief Information Officer of Jefferson Federal since July 2009. From July 2002 to July 2009, Mr. McDaniel served as Vice President and Senior Operations Officer of Jefferson Federal. From March 1996 until July 2002, Mr. McDaniel served as Director of Compliance and Internal Auditor.

Janet J. Ketner has been Executive Vice President of Retail Banking since January 2006. Prior to joining Jefferson Federal, Ms. Ketner was Executive Vice President of First Tennessee Bank for Morristown, Dandridge and Greeneville, Tennessee.

Anthony J. Carasso has been the President of Jefferson Federal's Knoxville Region since January 2005. In 1999, Mr. Carasso was Chief Executive Officer and President of Union Planters in Murfreesboro, Tennessee. Since then, he has been President of two other Union Planters Banks, one in Somerset, Kentucky as well as Harriman, Tennessee. During his tenure in Harriman, he had a dual role as an Area Sales Manager managing 22 branches in 11 communities.

Randal E. Greene has been the President of Jefferson Federal's Tri-Cities Division since October 2008. Prior to joining Jefferson Federal, Mr. Greene was President of State of Franklin Bancshares and State of Franklin Savings Bank.

Subsidiaries

In addition to Jefferson Federal Bank, we currently have one subsidiary, State of Franklin Statutory Trust II. State of Franklin Statutory Trust II is a Delaware statutory trust. In December 2006, State of Franklin Bancshares issued subordinated debentures to State of Franklin Statutory Trust II, which purchased the debentures with the proceeds from the sale of trust preferred securities issued in a private placement. Our net consolidated principal obligation under the debentures and trust preferred securities is $10.0 million.

Regulation and Supervision of the Company

General. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by and the enforcement authority of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that engages directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before: (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings are generally prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank. There is a presumption of "control" where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company or insured bank if, like the Company, the company involved has registered securities under Section 12 of the Securities Exchange Act of 1934.

Under Tennessee banking law, prior approval of the Tennessee Department of Financial Institutions is also required before any person may acquire control of a Tennessee bank or bank holding company. Tennessee law generally prohibits a bank holding company from acquiring control of an additional bank if, after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the State of Tennessee.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the consolidated capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and to risk-weighted assets. See *"Regulation and Supervision of the Bank—Capital Requirements."* The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which became law on July 21, 2010, requires the Federal Reserve Board to amend its capital requirements for bank holding companies so that they are at least as stringent as those for subsidiary financial institutions themselves. Such amendments will reduce the types of capital instruments that are includable as Tier 1 capital at the holding company level compared to what is currently allowable by the Federal Reserve Board.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or worse." See *"Regulation and Supervision of the Bank—Prompt Corrective Regulatory Action."*

Stock Repurchases. Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the

Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Tennessee Department of Financial Institutions (the "Department") and, as an insured state bank that is not a member of the Federal Reserve System (a "nonmember bank"), by the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The Department and FDIC periodically examine the Bank for compliance with these regulatory requirements and the Bank must regularly file reports with the Department and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

The Dodd-Frank Act has created the Consumer Financial Protection Bureau (the "Bureau") to implement federal consumer protection laws. The Bureau will assume responsibility for the existing federal consumer protection laws and regulations and has the authority to impose new requirements. The prudential regulators, however, will retain examination and enforcement authority over an institution's compliance with such laws and regulations so long as the institution has less than $10 billion in assets.

Tennessee State Law. As a Tennessee-chartered savings bank, the Bank is subject to the applicable provisions of Tennessee law and the regulations of the Department adopted thereunder. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Department. Certain powers granted under Tennessee law may be constrained by federal regulation. Banks nationwide are permitted to enter the Bank's market area and compete for deposits and loan originations. The approval of the Department is required prior to any merger or consolidation, or the establishment or relocation of any branch office. Tennessee savings banks are also subject to the enforcement authority of the Department, which may suspend or remove directors or officers, issue cease and desist orders and appoint conservators or receivers in appropriate circumstances.

Capital Requirements. Under FDIC regulations, nonmember banks are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage servicing rights and purchased credit card relationships) minus identified losses, disallowed deferred tax assets and investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, certain cumulative preferred stock and subordinated debentures, certain other capital instruments and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighted system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk weight categories from 0% to 100%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by risk weight assigned to that category. The sum of these weighted values equals the Bank's risk-weighted assets.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form.

Earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8%; (ii) a Tier 1 risk-based capital ratio of less than 4%; or (iii) a leverage ratio of less than 4%.

Investment Activities. Under federal law, all state-chartered FDIC-insured banks have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, the FDIC is authorized to permit institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned, and certain potential adjustments established by FDIC regulations. Effective April 1, 2009, assessment rates range from seven to 77.5 basis points of assessable deposits. The FDIC may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act directs the FDIC to amend its assessment system so that it is based on total assets less tangible capital rather than deposits. Inasmuch as the FDIC needs to issue regulations to implement this directive and has not yet done so, management cannot yet evaluate the effect of the Bank.

Due to stress on the Deposit Insurance Fund caused by bank failures, the FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Because of the recent difficult economic conditions, deposit insurance per account owner had been raised to $250,000 for all types of accounts until January 1, 2014. That level was made permanent by the newly enacted Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010. The TLGP also included a debt component under which certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank opted to participate in the unlimited noninterest-bearing transaction account coverage and the Bank and Company opted not to participate in the unsecured debt guarantee program. The Dodd-Frank Act extends the unlimited coverage of certain noninterest-bearing transaction accounts until December 31, 2012.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the four quarters ended June 30, 2010 averaged 1.04 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prompt Corrective Regulatory Action. Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions.

Under regulations jointly adopted by the federal banking regulators, an institution's capital adequacy is evaluated on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its Tier 1 or core capital to adjusted total average assets). The following table shows the capital ratio requirements for each prompt corrective action category:

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

If an institution's capital falls below the "critically undercapitalized" level, the institution is subject to conservatorship or receivership within specified timeframes. A "critically undercapitalized" institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to associations in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Safety and Soundness Guidelines. Each federal banking agency has established safety and soundness standards for institutions under its authority. These agencies, including the FDIC, have released interagency guidelines establishing such standards and adopted rules with respect to safety and soundness compliance plans. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the agency determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the agency within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that the Bank has met substantially all the standards adopted in the interagency guidelines.

Additionally, federal banking agencies have established standards relating to asset and earnings quality. The guidelines require a bank to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio is applied above $55.2 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. The Bank is in compliance with these requirements. At June 30, 2010, the Bank met applicable FRB reserve requirements.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System ("FHLBS") which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board ("FHFB") of the Federal Home Loan Bank Board. The Bank, as a member of the FHLB of Cincinnati, is required to purchase and hold shares of capital stock in the FHLB of Cincinnati. As of June 30, 2010, the Bank held stock in the FHLB of Cincinnati in the amount $4.7 million and was in compliance with the above requirement. The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements, or financial stress caused by economic conditions, could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

Loans to Executive Officers, Directors and Principal Stockholders. Under federal law, loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder, together with all other outstanding loans to such person and affiliated interests, generally may not exceed 15% of the bank's unimpaired capital and surplus, and aggregate loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (and any loan or loans aggregating $500,000 or more) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State nonmember banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers are further restricted as to type, amount and terms of credit. In addition, the BHCA prohibits extensions of credit to executive officers, directors and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Specified collateral requirements apply to covered transactions such as loans to and guarantees issued on behalf of an affiliate. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. Federal law further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Enforcement. The FDIC has extensive enforcement authority over insured non-member banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See "Prompt Corrective Regulatory Action." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "satisfactory."

Financial Regulatory Legislation

The previously referenced Dodd-Frank Act contains a wide variety of provisions affecting the regulation of depository institutions. Those include, but are not limited to, restrictions related to mortgage originations, risk retention requirements as to securitized loans and the noted newly created consumer protection agency. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

ITEM 1A. RISK FACTORS

We may not be able to implement successfully our plans for growth.

We have operated out of our main office and two drive-through facilities in Morristown, Tennessee since 1963 and have historically considered Hamblen County to be our primary market area. In 2006, our management began to implement a growth strategy that expands our presence in Morristown, as well as into Knoxville, Tennessee, approximately 40 miles southwest of Morristown. In addition, with our acquisition of State of Franklin Bancshares in October 2008, we also expanded our presence into the Tri-Cities region market area comprised of Johnson City, Tennessee, Kingsport, Tennessee and Bristol, Virginia.

Our expansion strategy may not be accretive to earnings within a reasonable period of time. Numerous factors will affect our expansion strategy, such as our ability to select suitable office locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our lending and branch network. Building and staffing new offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our lending and branch network will be profitable.

Turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic and regulatory environment, have had a negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs intended to improve general economic conditions. The U.S. Department of the Treasury created the Capital Purchase Program under the Troubled Asset Relief Program, pursuant to which the Treasury Department provided additional capital to participating financial institutions through the purchase of preferred stock or other securities. Other measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; regulatory action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions to their previous levels and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including the Company, are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

The recent economic recession could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. Our local economy has mirrored the overall economy. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Most of our loans are secured by real estate or made to businesses in our primary market areas. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. At June 30, 2009, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 21.44% of the deposits in Hamblen County, which is the second largest market share out of 10 financial institutions with offices in the county at that date; (ii) 0.30% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 28th largest market share out of 44 financial institutions with offices in the metropolitan statistical area at that date; (iii) 5.90% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the ninth largest market share out of 23 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.47% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 17th largest market share out of 30 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our commercial real estate, commercial business and multi-family real estate loans expose us to increased lending risks.

At June 30, 2010, $223.3 million, or 50.2%, of our loan portfolio consisted of commercial real estate, commercial business and multi-family real estate loans. Commercial real estate and multi-family real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Commercial business loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. All three of these types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Because such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

We may require further additions to our allowance for loan losses, which would reduce net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, the Tennessee Department of Financial Institutions and the FDIC periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans.

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Anderson L. Smith. The loss of Mr. Smith could have an adverse effect on us because, as a small community bank, Mr. Smith is responsible for more aspects of our business than he might be at a larger financial institution with more employees. Moreover, as a small community bank, we have fewer management-level employees who are in a position to succeed and assume the responsibilities of Mr. Smith. We have entered into a three-year employment agreement with Mr. Smith. We do not have key-man life insurance on Mr. Smith.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Tennessee Department of Financial Institutions, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a bank holding company, Jefferson Bancshares is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Regulatory reform may have a material impact on our operations.

President Obama recently signed comprehensive legislation intended to modernize regulation of the United States financial system. The legislation contains several provisions that will have a direct impact on our operations. The legislation creates a new federal agency, the Consumer Financial Protection Bureau, that will be dedicated to administering fair lending and consumer compliance laws with respect to financial products and services, which could result in new regulatory requirements and increased regulatory costs for us. The legislation also contains changes to the laws governing, among other things, Federal Deposit Insurance Corporation assessments, mortgage originations, holding company capital requirements and risk retention requirements for securitized loans. Much of the legislation requires implementation through regulations and, accordingly, a complete assessment of its impact on the Company and the Bank are not yet possible since such regulations have not yet been issued. However, the enactment of the legislation is likely to increase regulatory burdens and costs for us and have a material impact on our operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general, which could significantly affect our ability to fund normal operations. In addition, our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates. Furthermore, Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years.

The charter and bylaws of Jefferson Bancshares may prevent or make more difficult certain transactions, including a sale or merger of Jefferson Bancshares.

Provisions of the charter and bylaws of Jefferson Bancshares may make it more difficult for companies or persons to acquire control of Jefferson Bancshares. Consequently, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. In addition, these provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

- supermajority voting requirements for certain business combinations and changes to some provisions of the charter and bylaws;
- limitation on the right to vote shares;
- the election of directors to staggered terms of three years;
- provisions regarding the timing and content of shareholder proposals and nominations;
- provisions restricting the calling of special meetings of shareholders;
- the absence of cumulative voting by shareholders in the election of directors; and
- the removal of directors only for cause.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office, nine full-service branch offices and two limited-service drive-through facilities located in Hamblen, Knox, Sullivan and Washington Counties, Tennessee. We own all of our offices, except for (i) a drive-through facility located in Morristown, Tennessee, the lease on which expires in 2012 and (ii) land and a temporary branch office in Johnson City, Tennessee, the lease on which expires in March 2012. As of June 30, 2010, the total net book value of our offices was $27.6 million. We believe that our facilities are adequate to meet our present and immediately foreseeable needs.

ITEM 3. LEGAL PROCEEDINGS

Jefferson Bancshares is not a party to any pending legal proceedings. Periodically, there have been various claims and lawsuits involving Jefferson Federal, such as claims to enforce liens, condemnation proceedings on properties in which Jefferson Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Jefferson Federal's business. Jefferson Federal is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity and Related Stockholder Matters

Jefferson Bancshares' common stock is listed on the Nasdaq Global Market under the symbol "JFBI." As of June 30, 2010, Jefferson Bancshares had approximately 666 holders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 6,659,212 shares issued and outstanding.

The following table sets forth high and low sales prices for each quarter during the fiscal years ended June 30, 2010 and June 30, 2009 for Jefferson Bancshares' common stock, and corresponding quarterly dividends period per share.

	High	Low	Dividend Paid Per Share
Year Ended June 30, 2010			
Fourth quarter	$4.84	$3.70	$0.00
Third quarter	5.48	3.42	0.00
Second quarter	5.70	4.21	0.03
First quarter	7.28	4.75	0.00
Year Ended June 30, 2009			
Fourth quarter	$ 7.94	$ 4.66	$ 0.06
Third quarter	9.80	5.05	0.06
Second quarter	9.75	7.50	0.06
First quarter	9.90	8.17	0.06

The Board of Directors of Jefferson Bancshares has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including investment opportunities available to Jefferson Bancshares or Jefferson Federal, capital requirements, regulatory limitations, Jefferson Bancshares' and Jefferson Federal's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if commenced, will continue to be paid.

Jefferson Bancshares is subject to the requirements of Tennessee law, which generally prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of fiscal 2010.

Period	**(a) Total number of Shares (or Units) Purchased**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Appropriate Dollar Value) of Shares (or units) that May Yet Be Purchased Under the Plans or Programs**
April 1, 2010 through April 30, 2010	7,224	$4.54	7,224	482,253 (1)
May 1, 2010 through May 31, 2010	5,370	4.23	5,370	476,883 (1)
June 1, 2010 through June 30, 2010	11,908	4.30	11,908	464,975 (1)
Total	24,502	4.36	24,502	464,975

(1) On November 13, 2008, the Company announced a stock repurchase program under which the Company may repurchase up to 620,770 shares of the Company's common stock, from time to time, subject to market conditions. The repurchase program will continue until completed or terminated by the Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial information below is derived from the audited consolidated financial statements of the Company.

	At or For the Year Ended June 30,				
	2010	2009	2008	2007	2006
Financial Condition Data:					
Total assets	$630,770	$662,655	$330,265	$339,703	$327,137
Loans receivable, net	434,378	498,107	282,483	274,881	254,127
Cash and cash equivalents, interest-bearing deposits	69,303	44,108	17,616	7,734	11,956
Investment securities	62,989	36,544	3,478	27,278	31,845
Borrowings	85,778	91,098	33,000	44,800	52,400
Deposits	479,183	482,167	223,552	220,082	198,843
Stockholders' equity	56,523	79,505	72,777	73,644	74,543
Operating Data:					
Interest income	$30,043	$ 28,175	$ 20,846	$ 21,004	$ 18,092
Interest expense	11,593	11,619	9,248	9,660	6,935
Net interest income	18,450	16,556	11,598	11,344	11,157
Provision for loan losses	8,809	910	451	30	(68)
Net interest income after provision for loan losses	9,641	15,646	11,147	11,314	11,225
Noninterest income	4,034	3,185	1,520	1,355	1,375
Noninterest expense	39,657	14,683	9,889	10,070	8,950
Earnings before income taxes	(25,982)	4,148	2,778	2,599	3,650
Total income taxes	(1,982)	1,518	1,531	908	1,320
Net earnings	($24,000)	$ 2,630	$ 1,247	$ 1,691	$ 2,330
Per Share Data:					
Earnings per share, basic	($3.85)	$0.43	$0.22	$0.28	$0.37
Earnings per share, diluted	($3.85)	$0.43	$0.22	$0.28	$0.37
Dividends per share	$0.03	$0.24	$0.24	$0.24	$0.265

	At or For the Year Ended June 30,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	(3.65)%	0.48%	0.37%	0.51%	0.75%
Return on average equity	(29.65)	3.40	1.69	2.28	2.99
Interest rate spread (1)	3.18	3.23	3.00	2.93	3.16
Net interest margin (2)	3.30	3.46	3.73	3.73	3.89
Noninterest expense to average assets (5)	2.72	2.67	2.94	3.05	2.90
Efficiency ratio (3) (5)	83.93	76.57	75.38	79.11	69.97
Average interest-earning assets to average interest-bearing liabilities	105.97	110.52	124.75	125.18	130.28
Dividend payout ratio (4)	N/M	55.81	109.09	85.71	71.62
Capital Ratios:					
Tangible capital	7.29	7.85	19.57	19.33	20.09
Core capital	10.35	9.57	19.57	19.33	20.09
Risk-based capital	11.61	10.49	24.16	25.45	27.45
Average equity to average assets	12.33	14.09	21.87	22.48	25.21
Asset Quality Ratios:					
Allowance for loan losses as a percent of total gross loans	2.17	0.94	0.65	0.71	0.85
Allowance for loan losses as a percent of nonperforming loans	51.38	78.30	609.97	778.88	629.57
Net charge-offs to average outstanding loans during the period	0.83	0.14	0.20	0.09	0.02
Nonperforming loans as a percent of total loans	4.22	1.20	0.11	0.09	0.13
Nonperforming assets as a percent of total assets	4.18	1.43	0.23	0.15	0.13

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(4) Reflects dividends per share declared in the period divided by earnings per share for the period.
(5) 2010 ratios exclude a goodwill impairment charge of $21.8 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help shareholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this report.

Overview.

Income

We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income – which is the income that we earn on our loans and investments – and interest expense – which is the interest that we pay on our deposits and borrowings.

Our second principal source of pre-tax income is fee income – the compensation we receive from providing products and services. Most of our fee income comes from service charges on NOW accounts and fees for late loan payments. We also earn fee income from ATM charges, insurance commissions, safe deposit box rentals and other fees and charges.

We occasionally recognize gains or losses as a result of sales of investment securities or foreclosed real estate. These gains and losses are not a regular part of our income.

Expenses

The expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expense, deposit insurance premiums, advertising expenses, expenses for foreclosed real estate and other miscellaneous expenses.

Compensation and benefits consist primarily of the salaries and wages paid to our employees, fees paid to our directors and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment and data processing expense includes fees paid to our third-party data processing service and expenses and depreciation charges related to office and banking equipment.

Deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Expenses for foreclosed real estate include maintenance and repairs on foreclosed properties prior to sale.

Other expenses include expenses for attorneys, accountants and consultants, payroll taxes, franchise taxes, charitable contributions, insurance, office supplies, postage, telephone and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic condition and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. These agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

Results of Operations for the Years Ended June 30, 2010 and 2009

Overview.

	2010	2009	% Change 2010/2009
	(Dollars in thousands, except per share data)		
Net earnings	$(24,000)	$2,630	N/M
Net earnings per share, basic	$ (3.85)	$ 0.43	N/M
Net earnings per share, diluted	$ (3.85)	$ 0.43	N/M
Return on average assets	(3.65)%	0.48%	
Return on average equity	(29.65)%	3.40%	

For the year ended June 30, 2010, the Company reported a loss of $24.0 million, or $3.85 per diluted share, compared to net income of $2.6 million, or $0.43 per diluted share, for the year ended June 30, 2009. The net loss for fiscal 2010 was primarily the result of a noncash goodwill impairment charge totaling $21.8 million. The Company determined that it was appropriate to reduce the level of goodwill recorded in connection with the 2008 acquisition of State of Franklin Bancshares, based on an annual review of goodwill performed by an independent third party. Results for fiscal 2010 were also negatively impacted by a significant increase in the provision for loan losses during fiscal year 2010 due to continued decline in real estate values, higher levels of both net charge-offs and nonperforming assets and continued deterioration in local and national economic conditions. The provision for loan losses for the year ended June 30, 2010 was $8.8 million compared to $910,000 for the year ended June 30, 2009.

Net Interest Income.

The following table summarizes changes in interest income and expense for the years ended June 30, 2010 and 2009:

	Year Ended June 30,		% Change
	2010	2009	2010/2009
Interest income:			
Loans	$27,038	$25,637	5.5%
Investment securities	2,730	2,308	18.3
Interest-earning deposits	56	40	40.0
FHLB stock	219	190	15.3
Total interest income	30,043	28,175	6.6
Interest expense:			
Deposits	8,052	8,653	(6.9)
Borrowings	3,217	2,641	21.8
Subordinated debentures	324	325	(0.3)
Total interest expense	11,593	11,619	(0.2)
Net interest income	$18,450	$16,556	11.4%

Net interest income before loan loss provision increased $1.9 million to $18.5 million for the year ended June 30, 2010. The interest rate spread and net interest margin for the year ended June 30, 2010 were 3.18% and 3.30%, respectively, compared to 3.23% and 3.46%, respectively, for fiscal 2009.

Total interest income increased $1.9 million, or 6.6%, to $30.0 million for fiscal 2010 compared to $28.2 million for fiscal 2009 primarily as a result of an increase in average interest-earning assets. The year ended June 30, 2010 reflects the full period impact of additional interest-earning assets resulting from the State of Franklin Bancshares acquisition. The average volume of earning assets increased $80.0 million to $560.7 million for the year ended June 30, 2010 while the average yield on interest-earning assets decreased 51 basis points to 5.37% compared to fiscal 2009.

Interest on loans increased $1.4 million, or 5.5%, to $27.0 million for fiscal 2010 as a result of the full effect in fiscal 2010 of additional loans resulting from the State of Franklin Bancshares acquisition. The average balance of loans increased $22.4 million, or 5.2%, to $453.5 million, while the average yield on loans remained stable at 5.96%.

Interest on investment securities increased $422,000 to $2.7 million for the year ended June 30, 2010. The increase was primarily the result of a higher average balance of investment securities. The average balance of investment securities increased $24.7 million, to $52.8 million for 2010, due to the investment of a portion of the Company's excess liquidity into short- and intermediate-term U.S. Government agency step-up bonds. The average yield on investments decreased 318 basis points to 5.32% for fiscal 2010 compared to 8.49% for fiscal 2009. The reduction in the overall yield of the investment portfolio is due to lower market interest rates and changes in the composition of the portfolio. Dividends on Federal Home Loan Bank ("FHLB") stock were $219,000 for 2010, compared to $190,000 for 2009.

Total interest expense decreased $26,000 to $11.6 million for the year ended June 30, 2010, compared to the prior year. The average volume of interest-bearing liabilities increased $89.5 million, to $529.1 million while the average rate paid on interest-bearing liabilities decreased 45 basis points to 2.19% for fiscal 2010. Interest expense on deposits was $8.1 million for 2010 compared to $8.7 million for fiscal 2009. The average balance of deposits increased $69.2 million to $431.5 million as a result of the full effect in fiscal 2010 of additional deposits resulting from the State of Franklin Bancshares acquisition. The average rate paid on deposits decreased 52 basis points to 1.87% for the year ended June 30, 2010. The Company benefited from declining market interest rates as well as a shift in the mix of deposits towards more transaction accounts. Interest expense on FHLB advances was $3.2 million for fiscal 2010 compared to $2.6 million for fiscal 2009. The average balance of FHLB advances increased $17.3 million to $89.2 million, while the average rate decreased 5 basis points to 3.59%. The increase in FHLB advances is attributable to the full period impact of advances assumed in the State of Franklin Bancshares acquisition.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table nonaccrual loan balances and related accrued interest income have been excluded.

	Year Ended June 30,								
	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$435,450	$27,038	5.96%	$431,016	$25,637	5.95%	$282,111	$19,782	7.01%
Investment securities	52,771	2,730	5.32	28,076	2,308	8.49	18,163	733	4.04
Daily interest deposits	49,710	56	0.11	17,836	40	0.22	8,501	221	2.60
Other earning assets	4,735	219	4.63	3,782	190	5.02	1,809	110	6.08
Total interest-earning assets	560,666	30,043	5.37	480,710	28,175	5.88	310,584	20,846	6.71
Noninterest-earning assets	96,075	—	—	68,282	—	—	25,996	-	
Total assets	$656,741	—		$548,992	—		$336,580	-	
Interest-bearing liabilities:									
Passbook accounts	$84,063	$943	1.12%	$50,506	$640	1.27%	$ 8,929	$ 49	0.55%
NOW accounts	52,364	220	0.42	35,119	142	0.40	18,031	104	0.58
Money market accounts	52,292	705	1.35	49,924	800	1.60	46,132	1,399	3.03
Certificates of deposit	242,793	6,184	2.55	226,738	7,071	3.12	140,373	6,113	4.35
Total interest-bearing deposits	431,512	8,052	1.87	362,287	8,653	2.39	213,465	7,665	3.59
Borrowings	90,619	3,217	3.55	72,765	2,641	3.63	35,509	1,583	4.46
Subordinated debentures	6,962	324	4.65	4,578	325	7.10	–	–	–
Total interest-bearing liabilities	529,093	11,593	2.19	439,630	$11,619	2.64	248,974	9,248	3.71
Noninterest-bearing deposits	45,431			29,244			13,284		
Other noninterest-bearing liabilities	1,266			2,747			709		
Total liabilities	575,791			471,621			262,967		
Stockholders' equity	80,951			77,371			73,613		
Total liabilities and stockholders' equity	$656,741			$548,992			$336,580		
Net interest income		$18,450			$16,556			$11,598	
Interest rate spread			3.18%			3.23%			3.00%
Net interest margin			3.30%			3.46%			3.73%
Ratio of average interest-earning assets to average interest-bearing liabilities			105.97%			109.34%			124.75%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2010 Compared to 2009			2009 Compared to 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$1,338	$63	$1,401	$8,320	$(2,465)	$5,855
Investment securities	649	(227)	422	1,811	(236)	1,575
Daily interest-bearing deposits and other interest-earning assets	64	(19)	45	(259)	158	(101)
Total interest-earning assets	2,051	(183)	1,868	9,872	(2,543)	7,329
Interest expense:						
Deposits	4,152	(4,753)	(601)	1,901	(913)	988
Borrowings	632	(56)	576	1,286	(228)	1,058
Subordinated debentures	(3)	2	(1)	325	–	325
Total interest-bearing liabilities	4,781	(4,807)	(26)	3,512	(1,141)	2,371
Net change in interest income	$(2,730)	$ 4,624	$1,894	$6,360	$(1,402)	$4,958

Provision for Loan Losses.

The provision for loan losses for fiscal 2010 was $8.8 million compared to a provision of $910,000 for fiscal 2009. Management reviews the level of the allowance for loan losses on a monthly basis and establishes the provision for loan losses based on changes in the nature and volume of the loan portfolio, the amount of impaired and classified loans, historical loan loss experience and other qualitative factors. The provision for loan losses for 2010 increased due to higher levels of net charge-offs, increases in nonperforming assets, continued decline in real estate values, and continued deterioration in local and national economic conditions. Net charge-offs for the year ended June 30, 2010 amounted to $3.9 million compared to $601,000 for the year ended June 30, 2009. The increase in net charge-offs is primarily attributable to the acquired loan portfolio of State of Franklin Savings Bank.

An analysis of the changes in the allowance for loan losses is presented under "*Allowance for Loan Losses and Asset Quality*."

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2010 to 2009.

	2010	2009	% Change 2010/2009
	(Dollars in Thousands)		
Mortgage origination fees	$ 397	$ 532	(25.4)%
Service charges and fees	1,619	1,384	17.0
Gain on sale of investments	1,188	565	110.3
Gain on sale of fixed assets	(92)	7	N/M
Gain on sale of foreclosed property	(67)	3	N/M
BOLI increase in cash value	236	228	3.5
Other	753	466	61.6
Total noninterest income	$4,034	$3,185	26.7

For the year ended June 30, 2010, noninterest income increased $849,000, or 26.7%, to $4.0 million due primarily to an increase in gain on sale of investment securities. During fiscal 2010, the Company sold several corporate and municipal bonds with higher levels of credit risk, which resulted in gains totaling $1.2 million. These bonds were acquired in connection with the Company's acquisition of State of Franklin Bancshares in October 2008. Mortgage origination fee income decreased $135,000, or 25.4%, to $397,000 for 2010 due to a lower volume of loans originated. Service charges and fee income increased $235,000 to $1.6 million for the year ended June 30, 2010 due primarily to the full period impact of additional fee income generated following the acquisition of State of Franklin Bancshares.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2010 to 2009.

	2010	2009	% Change 2010/2009
	(Dollars in Thousands)		
Compensation and benefits	$ 7,112	$ 6,791	4.7%
Occupancy	2,054	1,364	50.6
Equipment and data processing	2,539	2,312	9.8
Deposit insurance premiums	666	787	(15.4)
Advertising	226	132	71.2
Loss on Silverton Bank stock	—	368	(100.0)
Goodwill impairment	21,783	—	—
Professional services	649	413	57.1%
Valuation adjustment and expenses on OREO	1,107	148	648.0
Amortization of intangible assets	553	393	40.7
Other	2,968	1,975	50.3
Total noninterest expense	$39,657	$14,683	170.1

For the year ended June 30, 2010, noninterest expense increased $25.0 million to $39.7 million due primarily to the one time noncash goodwill impairment charge totaling $21.8 million. Noninterest expense for fiscal 2010 includes the full period impact of costs incurred in operating six additional full-service offices obtained in connection with the acquisition of State of Franklin. Amortization of the core deposit intangible ("CDI") was $553,000 for fiscal 2010 compared to $393,000 for fiscal 2009. CDI totaled $3.4 million at the acquisition date and is being amortized over a 10 year period on an accelerated basis. Expenses related to other real estate owned increased to $1.1 million for fiscal 2010 compared to $148,000 for fiscal 2009 due to valuation adjustments and expenses related to the maintenance and disposition of foreclosed real estate.

Income Taxes.

For the year ended June 30, 2010, income tax expense decreased to ($2.0) million compared to $1.5 million for the year ended June 30, 2009. The decrease in income tax expense was due to the loss of $24.0 million compared to net income of $12.6 million for the year ended December 31, 2009.

Balance Sheet Analysis

Loans. Net loans decreased $63.7 million, or 12.8%, to $434.4 million at June 30, 2010 compared to $498.1 million at June 30, 2009. Loan payments and payoffs exceeded loan originations during fiscal 2010 as the downturn in the economy has resulted in weakened loan demand. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, commercial real estate, multi-family real estate and land. We also originate construction loans and home equity loans. At June 30, 2010, real estate loans totaled $371.0 million, or 83.5% of our total loans, compared to $421.1 million, or 83.7% of total loans at June 30, 2009. Real estate loans decreased $50.2 million, or 11.9%, in fiscal 2010.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
Residential one- to four-family	$136,430	30.7%	$144,659	28.7%	$ 63,340	22.3%	$ 69,693	25.1%	$ 77,415	30.2%
Home equity lines of credit	19,768	4.4	22,467	4.5	5,723	2.0	5,470	2.0	5,954	2.3
Commercial	140,024	31.5	159,608	31.7	90,933	32.0	86,929	31.4	77,519	30.2
Multi-family	16,536	3.7	6,584	1.3	4,219	1.5	8,182	3.0	7,929	3.1
Construction	21,073	4.7	40,831	8.1	19,553	6.9	21,634	7.8	13,454	5.2
Land	37,135	8.4	46,987	9.3	40,862	14.4	33,604	12.1	27,133	10.6
Total real estate loans	370,966	83.5	421,136	83.7	224,630	78.9	225,512	81.4	209,404	81.6
Commercial business loans	66,699	15.0	73,467	14.6	52,037	18.3	41,667	15.0	35,665	13.9
Non-real estate loans:										
Automobile loans	1,848	0.4	2,754	0.5	3,973	1.4	6,423	2.3	8,458	3.3
Mobile home loans	23	0.0	43	0.0	60	0.0	82	0.0	234	0.1
Loans secured by deposits	1,372	0.3	1,322	0.3	930	0.3	978	0.4	977	0.4
Other consumer loans	3,566	0.8	4,609	0.9	2,961	1.0	2,540	0.9	1,854	0.7
Total non-real estate loans	6,809	1.5	8,728	1.7	7,924	2.8	10,023	3.6	11,523	4.5
Total gross loans	444,474	100.0%	503,331	100.00%	284,591	100.00%	277,202	100.0%	256,592	100.0%
Less:										
Deferred loan fees, net	(447)		(502)		(272)		(366)		(293)	
Allowance for losses	(9,649)		(4,722)		(1,836)		(1,955)		(2,172)	
Total loans receivable, net	$434,378		$498,107		$282,483		$274,881		$254,127	

The following table sets forth certain information at June 30, 2010 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 98,981	$38,178	$3,735	$140,894
More than one to three years	75,113	15,757	2,492	93,362
More than three to five years	57,488	10,925	582	68,995
More than five to 15 years	54,987	1,839	—	56,826
More than 15 years	84,397	—	—	84,397
Total	$370,966	$66,699	$6,809	$444,474

The following table sets forth the dollar amount of all loans at June 30, 2010 that are due after June 30, 2011 and have either fixed interest rates or floating or adjustable interest rates.

	Fixed-Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 39,626	$ 82,563	$122,189
Home equity lines of credit	132	18,982	19,114
Commercial	53,745	49,162	102,907
Multi-family	2,158	6,891	9,049
Construction	663	6,914	7,577
Land	8,752	2,397	11,149
Commercial business loans	18,249	10,272	28,521
Consumer loans	2,596	478	3,074
Total	$125,921	$177,659	$303,580

The following table shows activity in our loan portfolio, excluding loans held for sale, during the periods indicated.

	Year Ended June 30,		
	2010	2009	2008
		(In thousands)	
Total loans at beginning of period	$503,331	$284,591	$277,202
Loans acquired in acquisition	—	222,756	—
Loans originated:			
Real estate	27,420	82,244	75,879
Commercial business	23,210	41,908	79,396
Consumer	2,008	5,054	8,691
Total loans originated	52,638	129,206	163,966
Loan principal repayments	(111,495)	(133,222)	(156,577)
Net loan activity	(58,857)	(4,016)	7,389
Total gross loans at end of period	$444,474	$503,331	$284,591

Investments. Our investment portfolio consists of U.S. agency securities, mortgage-backed securities, corporate securities, and municipal securities. Investment securities increased $26.4 million to $63.0 million at June 30, 2010 compared to $36.5 million at June 30, 2009 due to the investment of a portion of the Company's excess liquidity into short- and intermediate-term U.S. agency securities. Investments classified as available-for-sale are carried at fair market value and reflect an unrealized gain of $2.0 million, or $1.2 million net of taxes. The increase in the investment portfolio reflects security purchases totaling $64.3 million, partially offset by sales and calls of securities totaling approximately $40.2 million. During the year ended June 30, 2010, the Company sold several corporate and municipal bonds with higher levels of credit risk, which resulted in gains totaling $1.2 million. These bonds had a book value of $4.4 million and were acquired in connection with the Company's acquisition of State of Franklin Bancshares in October 2008.

	At June 30,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Federal agency securities	$31,975	$32,107	$ 4,206	$ 4,147	$ -	$ —
Municipal securities	5,650	24,313	4,523	4,467	3,506	3,478
Mortgage-backed securities	21,812	5,764	23,088	23,521	-	—
Other securities	1,597	805	4,483	4,309	-	—
Total	$61,034	$62,989	$36,300	$36,544	$3,506	$3,478

The following table sets forth the maturities and weighted average yields of investment securities at June 30, 2010.

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Federal agency securities	$22,391	1.08%	$4,721	2.95%	$ 4,995	4.52%	$32,107	1.79%
Mortgage-backed securities	205	4.01	1,252	2.42	22,856	6.41	24,313	6.16
Municipal securities	1,464	5.65	1,995	5.10	1,773	5.74	5,232	5.47
Other securities	—	0.00	—	0.00	805	1.44	805	1.48
Total	$24,060	1.38%	$7,968	3.41%	$30,429	5.93%	$62,457	3.72%

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of checking, savings, money market and time deposits. These deposits are provided primarily by individuals and businesses within our market area. We do not use brokered deposits as a source of funding. Total deposits decreased $3.0 million, to $479.2 million at June 30, 2010 primarily due to planned runoff of higher costing time deposits which more than offset increases in transaction accounts. Management monitors the deposit mix and deposit pricing on a regular basis and has focused on growth in lower cost transaction accounts. Our deposit pricing strategy is to offer competitive rates, but not to offer the highest deposit rates in our markets.

	At June 30,		
	2010	2009	2008
		(In thousands)	
Noninterest-bearing accounts	$41,653	$ 48,913	$ 17,517
NOW accounts	58,257	43,795	20,352
Passbook accounts	82,830	69,074	9,153
Money market deposit accounts	56,247	48,332	49,781
Certificates of deposit	240,196	272,053	126,749
Total	$479,183	$482,167	$223,552

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2010. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$18,470
Over three through six months	16,813
Over six through twelve months	44,190
Over twelve months	21,270
Total	$100,743

The following table sets forth the time deposits classified by rates at the dates indicated.

	At June 30,		
	2010	2009	2008
		(In thousands)	
1.01 – 2.00%	$183,723	$ 28,992	$ 2,234
2.01 – 3.00%	22,211	58,920	25,351
3.01 – 4.00%	22,273	108,640	60,067
4.01 – 5.00%	11,989	69,225	33,608
5.01 – 6.00%	—	6,276	5,489
Total	$240,196	$272,053	$126,749

The following table sets forth the amount and maturities of time deposits at June 30, 2010.

	At June 30, 2010						
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	4 or More Years	Total	Percent of Total Certificate Accounts
				(In Thousands)			
1.01 – 2.00%	$166,255	$13,531	$3,521	$ 37	$ 379	$183,723	76.5%
2.01 – 3.00%	13,448	6,109	1,923	531	200	22,211	9.2
3.01 – 4.00%	16,972	5,235	34	32	—	22,273	9.3
4.01 – 5.00%	5,050	4,847	1,493	599	—	11,989	5.0
Total	$201,725	$29,722	$6,971	$1,199	$ 579	$240,196	100.0%

Borrowings. We have relied upon advances from the Federal Home Loan Bank ("FHLB") of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. FHLB advances were $84.8 million at June 30, 2010 compared to $90.3 million at June 30, 2009. The following table presents certain information regarding our use of FHLB advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2010	2009	2008
		(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$90,269	$91,506	$44,300
Average advances outstanding	89,241	71,929	35,509
Weighted average interest rate during the period	3.59%	3.65%	4.46%
Balance outstanding at end of period	$84,834	$90,309	$33,000
Weighted average interest rate at end of period	4.08%	4.14%	4.14%

Stockholders' Equity. Stockholders' equity decreased $23.0 million to $56.5 million at June 30, 2010 compared to $79.5 million at June 30, 2009. This decrease was primarily attributable to a $21.8 million goodwill impairment charge recognized by the Company for fiscal 2010 that resulted in a decrease in retained earnings from $36.1 million at June 30, 2009 to $12.0 million at June 30, 2010. The impairment charge does not impact the regulatory capital ratios of the company or the bank as goodwill is excluded from regulatory capital. The Bank's total risk-based capital ratio was 11.61% at June 30, 2010, compared to 10.49% at June 30, 2009. During the year ended June 30, 2010, there were 47,277 shares of Company common stock purchased through the Company's stock repurchase program at a cost of $202,000. At June 30, 2010, an additional 464,975 shares remained eligible for repurchase under the current stock repurchase program. Unrealized gains and losses, net of taxes, in the available-for-sale investment portfolio are reflected as an adjustment to stockholders' equity. At June 30, 2010, the adjustment to stockholders' equity was a net unrealized gain of $1.2 million compared to a net unrealized gain of $150,000 at June 30, 2009.

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings.

In connection with assessing the allowance, we have established a systematic methodology for determining the adequacy of the allowance for loan losses. The methodology utilizes a loan grading system which segments loans with similar risk characteristics. Management performs a monthly assessment of the allowance for loan losses based on the nature and volume of the loan portfolio, the amount of impaired and classified loans and historical loan loss experience. In addition, management considers other qualitative factors, including delinquency trends, economic conditions and loan considerations.

The Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination process, periodically review our allowance for loan losses. The Tennessee Department of Financial Institutions and FDIC may require us to make additional provisions for loan losses based on judgments different from ours.

The allowance for loan losses increased $4.9 million to $9.6 million at June 30, 2010. The increase in the allowance for loan losses reflects higher levels of net charge-offs, increases in nonperforming assets, continued decline in real estate values, and continued deterioration in local and national economic conditions. Primarily as a result of management's evaluation of credit quality and current economic conditions, the provision for loan losses was $8.8 million for fiscal 2010, compared to a provision of $910,000 for fiscal 2009. Net charge-offs were $3.9 million for fiscal 2010 compared to $601,000 for fiscal 2009. At June 30, 2010, our allowance for loan losses represented 2.17% of total gross loans and 51.4% of nonperforming loans, compared to 0.94% of total gross loans and 78.3% of nonperforming loans at June 30, 2009.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Allowance at beginning of period	$4,722	$1,836	$1,955	$2,172	$2,293
Provision for loan losses	8,809	910	451	30	(68)
Reserve for acquired bank	—	2,577	–	–	–
Recoveries:					
Real estate loans	7	22	28	32	29
Commercial business loans	3	29	12	30	45
Consumer loans	51	63	75	65	119
Total recoveries	61	114	115	127	193
Charge offs:					
Real estate loans	(1,955)	(220)	(497)	(159)	(107)
Commercial business loans	(1,869)	(327)	(30)	(25)	(2)
Consumer loans	(119)	(168)	(158)	(190)	(137)
Total charge-offs	(3,943)	(715)	(685)	(374)	(246)
Net charge-offs	(3,882)	(601)	(570)	(247)	(53)
Allowance at end of period	$9,649	$4,722	$1,836	$1,955	$2,172
Allowance to nonperforming loans	51.38%	78.30%	609.97%	778.88%	629.57%
Allowance to total gross loans outstanding at the end of the period	2.17%	0.94%	0.65%	0.71%	0.85%
Net charge-offs to average loans outstanding during the period	0.83%	0.14%	0.20%	0.09%	0.02%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,					
	2010			2009		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$7,857	81.4%	83.5%	$3,819	80.9%	83.7%
Commercial business	1,675	17.4	15.0	755	16.0	14.6
Consumer	117	1.2	1.5	148	3.1	1.7
Unallocated	—	—	—	—	—	—
Total allowance for loan losses	$9,649	100.0%	100.0%	$4,722	100.0%	100.0%

	At June 30,								
	2008			2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$1,448	78.9%	78.9%	$1,445	73.9%	81.4%	$1,649	75.9%	81.6%
Commercial business	235	12.8	18.3	273	14.0	15.0	454	20.9	13.9
Consumer	153	8.3	2.8	237	12.1	3.6	69	3.2	4.5
Unallocated	–	–	–	–	–	–	–	–	–
Total allowance for loan losses	$1,836	100.0%	100.0%	$1,955	100.0%	100.0%	$2,172	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the reserve for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Nonperforming assets increased to $26.4 million, or 4.18% of total assets, at June 30, 2010, compared to $9.5 million, or 1.43% at June 30, 2009 as a result of the economic downturn. Foreclosed real estate increased $3.5 million to $6.9 million at June 30, 2010. At June 30, 2010, foreclosed real estate consisted of $3.4 million of single family homes, $1.4 million of vacant land and $2.0 million of commercial real estate. Nonaccrual loans totaled $18.8 million at June 30, 2010 compared to $6.0 million at June 30, 2009. The increase in nonaccrual loans is primarily due to an increase in both nonaccrual commercial and residential real estate loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At June 30, 2010, impaired loans totaled $35.3 million.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$17,367	$5,724	$ 139	$251	$296
Commercial business	1,309	252	162	–	49
Consumer	103	55	–	–	–
Total	18,779	6,031	301	251	345
Accruing loans past due 90 days or more	—	—	—	—	—
Total of nonaccrual and 90 days or more past due loans	18,779	6,031	301	251	345
Nonaccrual investments	731	—	—	—	—
Real estate owned	6,865	3,328	462	275	74
Other nonperforming assets(1)	—	106	5	–	16
Total nonperforming assets	$26,375	$9,465	$ 768	$526	$435
Total nonperforming loans to total loans	4.22%	1.20%	0.11%	0.09%	0.13%
Total nonperforming loans to total assets	2.98%	0.91%	0.09%	0.07%	0.11%
Total nonperforming assets to total assets	4.18%	1.43%	0.23%	0.15%	0.13%

(1) Consists primarily of repossessed automobiles and mobile homes.

We review and classify our assets on a regular basis. In addition, the Tennessee Department of Financial Institutions has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we must establish a general allowance for loan losses. If we classify an asset as loss, we must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,		
	2010	2009	2008
	(In thousands)		
Substandard assets	$30,747	$33,165	$3,490
Doubtful assets	—	99	–
Loss assets	—	–	–
Total classified assets	$30,747	$33,264	$3,490

At each of the dates in the above table, substandard assets consisted of nonperforming assets plus other loans that we believed exhibited weakness. These substandard but performing loans totaled $13.3 million, $27.5 million and $4.3 million at June 30, 2010, 2009 and 2008, respectively. At June 30, 2010, we also had $20.8 million of loans that we were monitoring because of concerns about the borrowers' ability to continue to make payments in the future, none of which were nonperforming or classified as substandard. At that date, $165,000 of the allowance for loan losses related to those loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,					
	2010		2009		2008	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Real estate loans	$2,665	1,612	$1,032	$2,228	$1,296	$109
Commercial business loans	647	207	631	421	520	–
Consumer loans	104	7	60	19	60	–
Total	$3,416	$1,826	$1,755	$2,668	$1,876	$109

At June 30, 2010 and 2009, delinquent loans consisted primarily of loans secured by commercial and residential real estate. At June 30, 2008, delinquent loans consisted primarily of loans secured by residential real estate.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Cincinnati. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2010, cash and cash equivalents totaled $5.1 million, interest-bearing deposits totaled $59.2 million, and fed funds sold totaled $5.0 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $63.0 million at June 30, 2010. At June 30, 2010, FHLB advances were $84.8 million and represented full utilization of the Company's borrowing capacity with the FHLB. Additional eligible collateral may be transferred to the FHLB to increase borrowing capacity. The Company also maintains federal funds lines with two banks totaling $20.0 million under which no borrowings were outstanding. In addition, the Company maintains borrowing capacity with the Federal Reserve Bank of Atlanta, which amounted to approximately $13.8 million at June 30, 2010.

At June 30, 2010, we had $18.0 million in commitments to extend credit. In addition, we had $5.3 million in unused letters of credit and $36.2 million in unused lines of credit. Certificates of deposit due within one year of June 30, 2010 totaled $190.7 million. We believe, based on past experience, that a significant portion of those deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of June 30, 2010.

		Payments due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Federal Home Loan Bank advances	$84,004	$26,000	$37,000	$15,000	$ 6,004
Subordinated debentures	10,001	—	—	—	10,001
Capital lease obligations	—	—	—	—	—
Operating lease obligations	103	59	44	—	—
Purchase obligations	4,366	1,026	2,052	1,288	—
Total	$98,474	$27,085	$39,096	$16,288	$16,005

Our primary investing activities are the origination of loans and the purchase of securities. In the year ended June 30, 2010, we originated $52.6 million of loans. In fiscal 2009, we originated $129.2 million of loans and in fiscal 2008 we originated $164.0 million of loans.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net decrease in total deposits of $3.0 million in the year ended June 30, 2010, a net decrease in total deposits of $2.9 million for the year ended June 30, 2009 and a net increase in total deposits of $3.5 million for the year ended June 30, 2008, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advance activity reflected a decrease of $5.5 million at June 30, 2010 and a decrease of $25,000 and $11.8 million at June 30, 2009 and 2008, respectively.

We are subject to various regulatory capital requirements administered by the federal prompt corrective action regulations, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation of the Bank—Capital Requirements.*"

Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. At times, Jefferson Bancshares has redeemed and returned its stock. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years. Jefferson Bancshares believes that such restriction will not have an impact on its ability to meet its ongoing cash obligations.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans and commercial letters of credit.

For the three months and year ended June 30, 2010, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of New Accounting Pronouncements

The impact of new accounting pronouncements is discussed in Note 4 to the Company's Audited Consolidated Financial Statements beginning on page F-12 and incorporated herein by reference.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we actively originate adjustable-rate mortgage loans for retention in our loan portfolio. These loans generally reprice beginning after five years and annually thereafter. Most of our residential adjustable-rate mortgage loans may not adjust downward below their initial interest rate. Although historically we have been successful in originating adjustable-rate mortgage loans, the ability to originate such loans depends to a great extent on market interest rates and borrowers' preferences. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years, we have used investment securities with terms of seven years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

We have established an Asset/Liability Committee to communicate, coordinate and monitor all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. We monitor the impact of changes in interest rates on our net interest income and present value of equity using rate shock analysis. The present value of equity is defined as the present value of assets minus the present value of liabilities. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table presents the estimated impact on net interest income and equity due to immediate changes in interest rates at the specified levels at June 30, 2010:

Change in Interest Rates (In Basis Points)	Change In:			
	Net Interest Income		Economic Value of Equity	
	$ Change	% Change	Market Value	Change
300	$20,128	12.9%	63,706	(3.3)%
200	18,684	4.8	62,864	(4.6)
100	17,857	0.2	64,986	(1.4)
No change	17,829	0.0	65,912	0.0
(100)	18,372	3.0	65,759	(0.2)
(200)	18,135	1.7	66,935	1.6

We use certain assumptions in assessing interest rate risk that relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item are incorporated by reference to the Company's Audited Consolidated Financial Statements found on pages F-1 through F-38 hereto.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the quarter ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated by reference to page F-1.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Jefferson Bancshares and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Jefferson Bancshares' Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement") and to Part I, Item 1, *"Description of Business—Executive Officers of the Registrant."* The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Jefferson Bancshares has adopted a written code of ethics, which applies to our senior financial officers. We intend to disclose any changes or waivers from our Code of Ethics applicable to any senior financial officers on our website at http://www.jeffersonfederal.com or in a Current Report on Form 8-K. A copy of the Code of Ethics is available, without charge, upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) **Security Ownership of Certain Beneficial Owners.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) **Security Ownership of Management.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) **Changes in Control.** Management of Jefferson Bancshares knows of no arrangements, including any pledge by any person of securities of Jefferson Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Equity Compensation Plan Information.**

The following table provides information as of June 30, 2010 for compensation plans under which equity securities may be issued. Jefferson Bancshares does not maintain any equity compensation plans that have not been approved by security holders.

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** *(a)*	**Weighted-average exercise price of outstanding options, warrants and rights** *(b)*	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** *(c)*
Equity compensation plans approved by security holders	551,490	$12.74	331,909
Equity compensation plans not approved by security holders	—	—	—
Total	551,490	$12.74	331,909

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item relating to certain relationships and related transactions is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Management"* in the Proxy Statement. The information required by this item relating to director independence is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item I—Election of Directors"* in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item 2—Ratification of Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) The exhibits and financial statement schedules filed as a part of this report are as follows:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets for the Years Ended June 30, 2010 and 2009.
- Consolidated Statements of Earnings for the Years Ended June 30, 2010 and 2009.
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2010 and 2009.
- Consolidated Statements of Cash Flows for the Years Ended June 30, 2010 and 2009.
- Notes to Consolidated Financial Statements.

(2) All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

(3) Exhibits

3.1 Charter of Jefferson Bancshares, Inc. (1)
3.2 Bylaws of Jefferson Bancshares, Inc. (2)
4.1 Specimen Stock Certificate of Jefferson Bancshares, Inc. (1)
4.2 No long-term debt instrument issued by Jefferson Bancshares, Inc. exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4(iii) of Item 601(b) of Regulation S-K, Jefferson Bancshares, Inc. will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.
10.1 Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (3)
10.2 Amendment to Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (4)
10.3 Jefferson Federal Savings and Loan Association of Morristown Employee Severance Compensation Plan* (1)
10.4 1995 Jefferson Federal Savings and Loan Association Stock Option Plan* (1)
10.5 Jefferson Federal Bank Supplemental Executive Retirement Plan* (1)
10.6 Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan* (5)
10.7 Employment Agreement between Randal R. Greene, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (6)
11.0 Statement re: computation of per share earnings (7)
21.0 List of Subsidiaries
23.0 Consent of Craine, Thompson & Jones, P.C.
31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0 Section 1350 Certifications

---

* Management contract or compensatory plan, contract or arrangement.
(1) Incorporated herein by reference from the Exhibits to Registration Statement on Form S-1 and amendments thereto, initially filed on March 21, 2003, Registration No. 333-103961.
(2) Incorporated herein by reference from the Exhibits to the Current Report on Form 8-K, filed on October 26, 2007.
(3) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 29, 2003.
(4) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 13, 2004.
(5) Incorporated herein by reference from Appendix A to the Company's definitive proxy statement filed on December 1, 2003.
(6) Incorporated herein by referenced to the Exhibits to the Current Report on Form 8-K filed on November 4, 2008.
(7) Incorporated herein by reference to Note 3 to the Company's Audited Financial Statements beginning on page F-11.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JEFFERSON BANCSHARES, INC.

Date: September 24, 2010

By: /s/ Anderson L. Smith
Anderson L. Smith
President, Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anderson L. Smith Anderson L. Smith	President, Chief Executive Officer and Director (principal executive officer)	September 24, 2010
/s/ Jane P. Hutton Jane P. Hutton	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	September 24, 2010
/s/ H. Scott Reams H. Scott Reams	Director	September 24, 2010
/s/ Dr. Jack E. Campbell Dr. Jack E. Campbell	Director	September 24, 2010
/s/ Dr. Terry M. Brimer Dr. Terry M. Brimer	Director	September 24, 2010
/s/ William T. Hale William T. Hale	Director	September 24, 2010

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. The Company's management conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2010 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of June 30, 2010 based on the specified criteria. This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jefferson Bancshares, Inc. and Subsidiaries
Morristown, Tennessee

We have audited the accompanying consolidated balance sheets of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Craine, Thompson & Jones, P.C.

Morristown, Tennessee
September 14, 2010

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA, CFP, PFS
MIRA J. CRAINE, CPA

THOMAS M. JONES, CPA
HIRAM H. JONES, CPA

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in Thousands)

	June 30, 2010	June 30, 2009
Assets		
Cash and cash equivalents	$ 5,071	$ 8,328
Interest-earning deposits	59,232	20,814
Fed funds sold	5,000	14,966
Investment securities classified as available for sale, net	62,989	36,544
Federal Home Loan Bank stock	4,735	4,735
Bank owned life insurance	6,390	6,155
Loans receivable, net of allowance for loan losses of $9,649 and $4,722	434,378	498,107
Loans held-for-sale	1,153	881
Premises and equipment, net	27,555	32,395
Foreclosed real estate, net	6,851	3,328
Accrued interest receivable:		
Investments	256	241
Loans receivable	1,744	2,017
Deferred tax asset	8,524	7,337
Goodwill and other intangibles	2,475	24,811
Other assets	4,417	1,996
Total Assets	$ 630,770	$ 662,655
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 41,653	$ 48,913
Interest-bearing	437,530	433,254
Repurchase agreements	944	789
Federal Home Loan Bank advances	84,834	90,309
Subordinated debentures	7,021	6,910
Other liabilities	2,265	2,943
Accrued income taxes	-	32
Total liabilities	574,247	583,150
Commitments and contingent liabilities	-	-
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding		
Common stock, $.01 par value; 30,000,000 shares authorized; 9,182,372 shares issued and 6,659,212 and 6,706,489 shares outstanding at June 30, 2010 and 2009, respectively	92	92
Additional paid-in capital	79,175	79,394
Unearned ESOP shares	(3,673)	(4,105)
Unearned compensation	(1,053)	(1,121)
Accumulated other comprehensive income	1,206	150
Retained earnings	12,023	36,140
Treasury stock, at cost (2,523,160 and 2,475,883 shares)	(31,247)	(31,045)
Total stockholders' equity	56,523	79,505
Total liabilities and stockholders' equity	$ 630,770	$ 662,655

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
(Dollars in Thousands Except Per Share Amounts)

	2010	2009
Interest income:		
Interest on loans receivable	$27,038	$25,637
Interest on investment securities	2,730	2,308
Other interest	275	230
Total interest income	30,043	28,175
Interest expense:		
Deposits	8,052	8,653
Securities sold under repurchase agreements	9	18
Advances from FHLB	3,208	2,623
Subordinated debentures	324	325
Total interest expense	11,593	11,619
Net interest income	18,450	16,556
Provision for loan losses	8,809	910
Net interest income after provision for loan losses	9,641	15,646
Noninterest income:		
Mortgage origination income	397	532
Service charges and fees	1,619	1,384
Gain on sale of fixed assets	(92)	7
Gain (loss) on sale of investment securities, net	1,188	565
Gain on sale of foreclosed real estate, net	(67)	3
BOLI increase in cash value	236	228
Other	753	466
Total noninterest income	4,034	3,185
Noninterest expense:		
Compensation and benefits	7,112	6,791
Occupancy expense	2,054	1,364
Equipment and data processing expense	2,539	2,312
DIF deposit insurance premiums	666	787
Advertising	226	132
Loss on Silverton Bank stock	-	368
Goodwill impairment	21,783	-
Professional services	649	413
Valuation adjustment and expenses on OREO	1,107	148
Amortization of intangible assets	553	393
Other	2,968	1,975
Total noninterest expense	39,657	14,683
(Loss)/earnings before income taxes	(25,982)	4,148
Income taxes:		
Current	14	786
Deferred	(1,996)	732
Total income taxes	(1,982)	1,518
Net (loss)/earnings	($24,000)	$2,630
Net (loss)/earnings per share, basic	($3.85)	$0.43
Net (loss)/earnings per share, diluted	($3.85)	$0.43

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock in ESOP	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2008	$84	$72,959	($4,537)	($1,659)	($17)	$34,965	($29,018)	$72,777
Comprehensive income:								
Net earnings	-	-	-	-	-	2,630	-	2,630
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $104	-	-	-	-	167	-	-	167
Total comprehensive income	-	-	-	-	-	-	-	2,797
Dividends	-	-	-	-	-	(1,587)	-	(1,587)
Dividends used for ESOP payment	-	-	-	-	-	115	-	115
Dividends used for MRP and ESOP expenses	-	-	-	-	-	17	-	17
Shares committed to be released by the ESOP	-	(91)	432	-	-	-	-	341
Stock options expensed	-	130	-	-	-	-	-	130
Earned portion of stock grants	-	-	-	538	-	-	-	538
Issuance of shares in acquisition (735,997 shares)	8	6,396						6,404
Purchase of common stock (237,210 shares)	-	-	-	-	-	-	(2,027)	(2,027)
Balance at June 30, 2009	92	79,394	(4,105)	(1,121)	150	36,140	(31,045)	79,505
Comprehensive income:								
Net loss	-	-	-	-	-	(24,000)	-	(24,000)
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $655	-	-	-	-	1,056	-	-	1,056
Total comprehensive loss	-	-	-	-	-	-	-	(22,944)
Dividends	-	-	-	-	-	(200)	-	(200)
Dividends used for ESOP payment	-	-	-	-	-	78	-	78
Dividends used for MRP and ESOP expenses	-	-	-	-	-	5	-	5
Shares committed to be released by the ESOP	-	(219)	432	-	-	-	-	213
Earned portion of stock grants	-	-	-	68	-	-	-	68
Purchase of common stock (47,277 shares)	-	-	-	-	-	-	(202)	(202)
Balance at June 30, 2010	$92	$79,175	($3,673)	($1,053)	$1,206	$12,023	($31,247)	$56,523

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands)

(Continued)

	Years Ended June 30,	
	2010	2009
Cash flows from operating activities:		
Net (loss) earnings	$ (24,000)	$ 2,630
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:		
Allocated ESOP shares	211	343
Depreciation and amortization expense	1,641	1,241
Charge for goodwill impairment	21,783	-
Amortization of premiums (discounts), net on investment securities	(703)	1,233
Provision for loan losses	8,809	910
(Gain) loss on sale of fixed assets	92	(7)
(Gain) loss on sale of investment securities and mortgage-backed securities, net	(1,188)	(565)
FHLB stock dividends	-	(25)
Amortization of deferred loan fees, net	(296)	(236)
Loss on sale of foreclosed real estate, net	67	3
Deferred tax expense	(1,996)	732
Tax benefit from stock options and MRP	-	-
Originations of mortgage loans held for sale	(17,748)	(30,502)
Proceeds from sale of mortgage loans	17,476	29,879
Increase in cash value of life insurance	(235)	(229)
Earned portion of MRP	68	284
Stock options expensed	-	130
Decrease (increase) in:		
Accrued interest receivable	258	370
Other assets	(2,421)	(2,433)
Increase (decrease) in other liabilities and accrued income taxes	(308)	251
Net cash provided by (used for) operating activities	1,510	4,009
Cash flows from investing activities:		
Loan originations, net of principal collections	49,603	2,376
Investment securities classified as available for sale:		
Purchased	(64,294)	(13,902)
Proceeds from sale	5,636	1,179
Proceeds from maturities, calls and prepayments	35,815	13,493
Acquisition, net of cash received	-	27,156
Purchase of premises and equipment	(192)	(1,515)
Proceeds from the sale of fixed assets	3,323	29
Proceeds from sale of (additions to) foreclosed real estate, net	2,032	247
Net cash provided by (used for) investing activities	31,923	29,063

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands)

(Continued)

	Years Ended June 30,	
	2010	2009
Cash flows from financing activities:		
Net increase (decrease) in deposits	$ (2,554)	$ (2,860)
Net increase (decrease) in repurchase agreements	155	(111)
Proceeds from advances from FHLB	-	17,000
Repayment of FHLB advances	(5,034)	(17,025)
Purchase of treasury stock	(202)	(2,027)
Dividends paid	(603)	(1,557)
Net cash provided by (used for) financing activities	(8,238)	(6,580)
Net increase (decrease) in cash, cash equivalents and interest-earning deposits	25,195	26,492
Cash, cash equivalents and interest-earning deposits at beginning of period	44,108	17,616
Cash, cash equivalents and interest-earning deposits at end of period	$ 69,303	$ 44,108
Supplemental disclosures of cash flow information:		
Cash paid during period for:		
Interest on deposits	$ 7,812	$ 8,785
Interest on borrowed funds	$ 3,213	$ 2,641
Income taxes	$ 410	$ 1,245
Real estate acquired in settlement of loans	$ 6,406	$ 4,898

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jefferson Bancshares, Inc. (the Company), is the holding company for Jefferson Federal Bank (the "Bank"). The Company's common stock is listed on the NASDAQ Global Market under the symbol JFBI.

The Company provides a variety of financial services to individuals and small businesses through its offices in Upper East Tennessee. Its primary deposit products are transaction accounts and term certificate accounts and its lending products are commercial and residential mortgages and, to a lesser extent, consumer loans.

As discussed further in Note 19, the Company completed its acquisition of State of Franklin during the fiscal year ending June 30, 2009. State of Franklin operates as a division of Jefferson Federal Bank.

Principles of Consolidation - The consolidated financial statements include the accounts of Jefferson Bancshares, Inc. and its wholly owned subsidiaries Jefferson Federal Bank and State of Franklin Bank Statutory Trust II. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Significant Group Concentrations of Credit Risk - The Company originates residential real estate loans, commercial real estate loans and, to a lesser extent, consumer loans primarily to customers located in Upper East Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Significant Accounting Policies - The following comprise the significant accounting policies, which the Company follows in preparing and presenting its consolidated financial statements:

a. For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from depository institutions, interest-bearing deposits in other depository institutions and fed funds sold with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $64,232 and $35,780 at June 30, 2010 and 2009, respectively.

b. Investments in debt securities are classified as "held-to-maturity" or "available-for-sale" depending upon the intent of management with respect to the particular investments. Investments classified as "held-to-maturity" are carried at cost while those identified as "available-for-sale" are carried at fair value. All securities are adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Management has the positive intent and ability to carry those securities classified as "held-to-maturity" to maturity for long-term investment purposes and, accordingly, such securities are not adjusted for temporary declines in market value. "Available-for-sale" securities are adjusted for changes in fair value through a direct entry to a separate component of stockholders' equity (i.e., other comprehensive income). Investments in equity securities are carried at the lower of cost or market. The cost of securities sold is determined by specific identification.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Loans receivable, net, which management has the intent and ability to hold until maturity or pay-off, are generally carried at unpaid principal balances less loans in process, net deferred loan fees, unearned discount on loans and allowances for losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

   The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent. All interest accrued but not collected for loans considered impaired, placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until the loan is returned to accrual status. Loans are returned to accrual status when future payments are reasonably assured.

d. Beginning in January 2005, the Company began originating mortgage loans conforming to guidelines for sale in the secondary mortgage market. Because commitment letters are only given to the borrower after an underwriter agrees to purchase the loan according to the stated terms, the Company's maximum time between funding the loan and completing the sale to the underwriter is generally three weeks. The loans are carried at the lower of aggregate cost or fair market value as determined by the amount committed to by the underwriter. The loans are sold without recourse and the mortgage servicing rights are sold as part of the loan package.

e. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

   The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company is subject to periodic examination by regulatory agencies, which may require the Company to record increases in the allowances based on the regulator's evaluation of available information. There can be no assurance that the Company's regulators will not require further increases to the allowances.

   The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

   Specific valuation allowances are established for impaired loans. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include non-accrual income property loans (excluding those loans included in the homogeneous portfolio which are collectively reviewed for impairment), large non-accrual single-family loans and troubled debt restructuring. Such loans are placed on non-accrual status at the point deemed uncollectible and impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of collateral if the loan is collateral dependent. Impairment losses are recognized through an increase in the allowance for loan losses.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f. Credit related financial instruments arising in the ordinary course of business consist primarily of commitments to extend credit. Such financial instruments are recorded when they are funded.

g. Premises and equipment are carried at cost, less accumulated depreciation. Expenditures for assets with a life greater than one year and costing more than $1,000 are generally capitalized. Depreciation of premises and equipment is computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets. Estimated lives for buildings, leasehold improvements, equipment and furniture are thirty-nine, thirty- nine, five and seven years, respectively. Estimated lives for building improvements are evaluated on a case-by-case basis and depreciated over the estimated remaining life of the improvement.

h. Foreclosed real estate is initially recorded, and subsequently carried, at the lower of cost or fair value less estimated selling costs. Costs related to improvement of foreclosed real estate are capitalized.

i. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

j. GAAP requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.

   The Company utilizes the prospective application transition method. This method requires the Company to expense the unvested portion of options granted in 2004, which reduces net earnings by approximately $0 for the fiscal year ending June 30, 2010 and $103 for the fiscal year ending June 30, 2009, the completion date of the requisite service period. GAAP provides for the use of alternative models to determine compensation cost related to stock option grants. The Company has determined the estimated fair value of stock options at grant date using the Black-Scholes option-pricing model based on market data as of January 29, 2004. The expected dividend yield of 1.17% and expected volatility of 7.01% were used to model the value. The risk free rate of return equaled 4.22%, which was based on the yield of a U.S. Treasury note with a term of ten years. The estimated time remaining before the expiration of the options equaled ten years.

Goodwill and Other Intangible Assets - Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist only of core deposit intangibles, assets arising from the acquisition of State of Franklin Bank. They are initially measured at fair value and then are amortized using an accelerated method over 10 years. Core deposit intangible assets will be assessed at least annually for impairment and any such impairment will be recognized in the period identified.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting – The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in Upper East Tennessee. Management makes operating decisions and assesses performance based on an ongoing review of the Company's financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Home Loan Bank and Federal Reserve Bank. At June 30, 2010 and 2009, these reserve balances amounted to $3,409 and $3,385, respectively.

NOTE 3 – EARNINGS PER SHARE

Earnings per common share and earnings per common share-assuming dilution have been computed on the basis of dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Calculations related to earnings per share are provided in the following table.

	Year Ended June 30, 2010	Year Ended June 30, 2009
Weighted average number of common shares used in computing basic earnings per common share	6,226,921	6,058,580
Effect of dilutive stock options	-	-
Weighted average number of common shares and dilutive potential common shares used in computing earnings per common share assuming dilution	6,226,921	6,058,580

(Dollars in Thousands)

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FASB ASC 855 – In May 2009, the FASB issued FASB ASC 855, Subsequent Events. Under this standard, companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. This standard requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The standard also requires entities to disclose the date through which subsequent events have been evaluated. This standard was effective for interim and annual reporting periods ending after June 15, 2009.

ASU 2010-09 – The FASB issued Accounting Standard Update 2010-09 in February 2010 as an amendment to FASB ASC 855, Subsequent Events for public companies (SEC filers). The Accounting Standards Update defines an *SEC Filer*, clarifies the requirement that subsequent events for these entities be evaluated through the date the financial statements are issued and removes the requirement for an SEC filer to disclose a date through which subsequent events are evaluated (as originally prescribed in FASB ASC 855). The standard update is effective February 24, 2010 upon issuance. The Company has adopted the provisions of this new guidance and there was no impact on the Company's financial statements.

ASU 2010-20 – In July 2010, FASB issued Accounting Standard Update 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The amendment applies to all public and non-public entities and the main objective is to provide greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. Disclosures required under this standard update will discuss the nature of the credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This amendment is effective for public entities for interim and annual reporting periods ending on or after December 15, 2010. The effective date for non-public entities are effective for annual reporting periods ending on or after December 15, 2011. Management is currently evaluating the impact of this amendment on future interim and annual reporting.

FASB ASC 810 – In December 2009, the FASB issued FASB ASC 810, Consolidations. This accounting guidance was originally issued in June 2009 and is now included in ASC 810. The guidance amends the consolidation guidance applicable for variable interest entities. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009, and early adoption is prohibited. The adoption of this standard did not have a significant impact on the Company's financial statements.

(Dollars in Thousands)

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FASB ASC 105-10 – In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles. This guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The Company adopted this standard for the quarterly period ended September 30, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

FASB ASC 320-10 – In April 2009, the FASB issued new guidance impacting FASB ASC 320-10, Investments – Debt and Equity Securities. The guidance (i) changed existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaced the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under these standards, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. These standards were effective for interim and annual periods ending after June 15, 2009 and became effective for the Company on June 15, 2009 and did not have a significant impact on the Company's financial statements.

FASB ASC 825 – In April 2009, the FASB issued new guidance impacting FASB ASC 825-10-50, Financial Instruments. This guidance requires an entity to provide disclosures about fair value of financial instruments in interim financial information at interim reporting periods. Under these standards, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Company provides this information in its annual financial statements and provided the disclosures in the Company's interim financial statements beginning the first quarter September 30, 2009.

NOTE 5 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	June 30, 2010			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Dollars in thousands)		
Securities Available-for-Sale				
Debt securities:				
Federal agency securities	$ 31,975	$ 132	$ -	$32,107
Mortgage-backed securities	21,812	2,643	(142)	24,313
Municipal securities	5,650	126	(12)	5,764
Other securities	1,597	183	(975)	805
Total securities available-for-sale	$ 61,034	$ 3,084	$ (1,129)	$62,989
Weighted-average rate	3.73%			

	June 30, 2009			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Dollars in thousands)		
Securities Available-for-Sale				
Debt securities:				
Federal agency securities	$ 4,206	$ 6	$ (65)	$ 4,147
Mortgage-backed securities	23,088	1,395	(962)	23,521
Municipal securities	4,523	63	(19)	4,567
Other securities	4,483	631	(805)	4,309
Total securities available-for-sale	$ 36,300	$ 2,095	$ (1,851)	$36,544
Weighted-average rate	7.65%			

Investment securities with a carrying value of $9,574 and $14,296 were pledged to secure public funds and/or advances from the Federal Home Loan Bank at June 30, 2010 and 2009, respectively.

(Dollars in Thousands)

NOTE 5 – INVESTMENT SECURITIES (CONTINUED)

Securities with unrealized losses not recognized in income are as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2010						
Federal agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	1,944	(137)	264	(5)	2,208	(142)
Municipal securities	1,455	(12)	-	-	1,455	(12)
Other securities	507	(975)	-	-	507	(975)
	$ 3,906	$ (1,124)	$ 264	$ (5)	$ 4,170	$ (1,129)
June 30, 2009						
Federal agency securities	$ 3,251	$ (65)	$ -	$ -	$ 3,251	$ (65)
Mortgage-backed securities	2,980	(962)	-	-	2,980	(962)
Municipal securities	810	(19)	-	-	810	(19)
Other securities	1,456	(805)	-	-	1,456	(805)
	$ 8,497	$ (1,851)	$ -	$ -	$ 8,497	$ (1,851)

The Company evaluates its securities with significant declines in fair value on a quarterly basis to determine whether they should be considered temporarily or other than temporarily impaired. The unrealized losses on investments are attributable to changes in interest rates, rather than credit quality. The Company has recognized all of the foregoing unrealized losses in other comprehensive income. The Company neither has the intent to sell nor is forecasting the need or requirement to sell the securities before their anticipated recovery.

Maturities of debt securities at June 30, 2010, are summarized as follows:

	Amortized Cost	Fair Value	Weighted Average Yield
Within 1 year	$ 525	$ 532	5.15%
Over 1 year through 5 years	23,963	24,060	1.38%
After 5 years through 10 years	7,847	7,968	3.41%
Over 10 years	28,699	30,429	5.93%
	$61,034	$62,989	3.73%

Proceeds from sale of debt securities and gross realized gains and losses on these sales are summarized as follows:

	Years Ended June 30,	
	2010	2009
Proceeds from sales	$ 5,636	$ 1,179
Gross realized gains	$ 1,224	$ 565
Gross realized losses	(36)	-
Net gains	$ 1,188	$ 565

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET

Loans receivable, net are summarized as follows:

	June 30, 2010	June 30, 2009
Real estate loans:		
Residential one-to four-family	$ 136,430	$ 144,659
Multi-family	16,536	6,584
Construction	21,073	40,831
Commercial	140,024	159,608
Land	37,135	46,987
Home equity line of credit	19,768	22,467
Total real estate loans	370,966	421,136
Commercial business loans	66,699	73,467
Consumer Loans:		
Loans secured by deposit accounts	1,372	1,322
Other consumer loans	3,566	4,609
Automobile loans	1,848	2,754
Mobile home loans	23	43
Total consumer loans	6,809	8,728
Sub-total	444,474	503,331
Less:		
Deferred loan fees, net	(447)	(502)
Allowance for losses	(9,649)	(4,722)
Loans receivable, net	$ 434,378	$ 498,107
Weighted average rate	6.02%	5.88%

The following is a summary of information pertaining to impaired and non-accrual loans:

	June 30, 2010	June 30, 2009
Impaired loans without a valuation allowance	$ 14,340	$ -
Impaired loans with a valuation allowance	20,952	5,346
Total impaired loans	$ 35,292	$ 5,346
Valuation allowance related to impaired loans	$ 5,476	$ 814
Total non-accrual loans	$ 18,779	$ 6,031

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET (CONTINUED)

	Years Ended June 30,	
	2010	2009
Average investment in impaired loans	$ 28,749	$ 892
Interest income recognized on impaired loans	$ 807	$ 224

No additional funds are committed to be advanced in connection with impaired loans.

Commercial real estate loans are secured principally by office buildings, shopping centers, churches and other rental real estate. Construction loans are secured by commercial real estate and single-family dwellings.

Following is a summary of activity in allowance for loan losses:

	Years Ended June 30,	
	2010	2009
Balance, beginning of period	$ 4,722	$ 1,836
Allowance of acquired bank	-	2,577
Loans charged-off	(3,944)	(715)
Recoveries	62	114
Provision for loan losses	8,809	910
Balance, end of period	$ 9,649	$ 4,722

Following is a summary of loans to directors, executive officers and associates of such persons:

Balance at June 30, 2009	$ 6,532
Additions	170
Reclassifications	(5,334)
Repayments	(43)
Balance at June 30, 2010	$ 1,325

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(Dollars in Thousands)

NOTE 7 – PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	June 30	
	2010	2009
Land	$ 6,239	$ 6,959
Office building	21,790	23,719
Leasehold improvements	-	969
Furniture and equipment	5,537	5,607
	33,566	37,254
Less: accumulated depreciation and amortization	6,011	4,859
	$ 27,555	$ 32,395

Depreciation expense for the years ended June 30, 2010 and 2009 was $1,621 and $848, respectively.

Pursuant to the terms of non-cancelable lease agreements in effect at June 30, 2010, pertaining to real property, future minimum payments are as follows:

For the year ended June 30,	
2011	$ 59
2012	44
2013	-
	$ 103

Lease expense for June 30, 2010 and 2009 was $186 and $126, respectively.

The Company has also entered into a service contract for data processing services. Future minimum payments under this agreement are as follows:

For the year ended June 30,	
2011	$ 1,026
2012	1,026
2013	1,026
2014	1,022
2015	266
	$ 4,366

Data processing service expense for June 30, 2010 and 2009 was $1,349 and $1,313, respectively.

(Dollars in Thousands)

NOTE 8 - DEPOSITS

Deposits are summarized as follows:

Description and Interest Rate	June 30, 2010	June 30, 2009
Non-interest bearing accounts	$ 41,653	$ 48,913
Interest bearing checking accounts, 0.39% and 0.38%, respectively	58,257	43,795
Savings accounts, 0.97% and 1.12%, respectively	82,830	69,074
Money market deposit accounts, 1.25% and 1.41%, respectively	56,247	48,332
Total transaction accounts	238,987	210,114
Certificates:		
0.00 - 1.00%		
1.01 - 2.00%	183,723	28,992
2.01 - 3.00%	22,211	58,920
3.01 - 4.00%	22,273	108,640
4.01 - 5.00%	11,989	69,225
5.01 - 6.00%	-	6,276
6.01 - 7.00%	-	-
Total Certificates, 2.12% and 3.33%, respectively	240,196	272,053
Total Deposits	$ 479,183	$ 482,167
Weighted-average rate - deposits	1.42%	2.21%

The aggregate amount of time deposits in denominations of $100,000 or more was $100,743 and $116,467, respectively, at June 30, 2010 and 2009.

The Deposit Insurance Fund, as administrated by the Federal Deposit Insurance Corporation, insures deposits up to applicable limits. Deposit amounts in excess of $250,000 are generally not federally insured.

The total amount of overdrafts reclassified as loans was $146 and $103, respectively, at June 30, 2010 and 2009.

At June 30, 2010, the scheduled maturities of time deposits are as follows:

2011	$ 201,725
2012	29,722
2013	6,971
2014	1,199
2015	579
Total	$ 240,196

(Dollars in Thousands)

NOTE 8 - DEPOSITS (CONTINUED)

Following is a summary of interest on deposits:

	Years Ended June 30,	
	2010	2009
Interest bearing checking	$ 220	$ 640
Savings accounts	943	142
Money market deposit accounts	705	799
Certificates	6,184	7,072
Total	$ 8,052	$ 8,653

NOTE 9 - FHLB ADVANCES

At June 30, 2010, the Company's fixed-rate FHLB advances had interest rates that ranged from 2.00% to 5.72% with a weighted average of 4.11% at June 30, 2010 and 4.14% at June 30, 2009. Pursuant to collateral agreements with the FHLB, advances are secured by a Blanket Mortgage Collateral Agreement. The Agreement pledges the entire one-to-four family residential mortgage portfolio and allows a maximum advance of $85,011 at June 30, 2010. Outstanding advances were $84,834 and $90,309 at June 30, 2010 and 2009, respectively. Advances are payable at the maturity dates and prepayment penalties are required if paid before maturity.

A total of $42.0 million of FHLB advances are putable advances that give the FHLB the option to require repayment on specific dates. Under the terms of the putable advances, the company could be required to repay all of the principal and accrued interest before the maturity date.

A total of $26.0 million of FHLB advances are convertible advances with interest rates that may be reset on certain dates at the option of the FHLB in accordance with the terms of the note. The Company has the option of repaying the outstanding advance or converting the interest rate from a fixed rate to a floating LIBOR rate at the time the advance is called by the FHLB.

(Dollars in Thousands)

NOTE 9 - FHLB ADVANCES (CONTINUED)

Maturities and weighted average rates of fixed rate FHLB advances at June 30, 2010 and 2009 are as follows:

	Amount		Weighted Average Rate	
	2010	2009	2010	2009
Fixed Rate Advances Maturing:				
Less than 1 year	$ 26,135	$ 5,440	4.42%	4.72%
1 to 2 years	15,199	26,599	4.57%	4.42%
2 to 3 years	22,183	15,000	3.86%	4.57%
3 to 4 years	9,986	22,137	3.51%	3.86%
4 to 5 years	5,147	10,000	3.93%	3.51%
5 to 10 years	5,183	5,000	3.90%	3.93%
After 10 years	1,001	6,133	2.65%	3.69%
Total FHLB Advances	$ 84,834	$ 90,309	4.11%	4.14%

NOTE 10 – INCOME TAXES

In computing federal income tax, savings institutions treated as small banks for tax years beginning before 1996 were allowed a statutory bad debt deduction based on specified experience formulas or 8% of otherwise taxable income, subject to limitations based on aggregate loans and savings balances. For tax years after 1996, financial institutions meeting the definition of a small bank can use either the "experience method" or the "specific charge-off method" in computing their bad debt deduction. The Company qualifies as a small bank and is using the experience method. As of June 30, 2010, the end of the most recent tax year, the Company's tax bad debt reserves were approximately $1,312. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to federal income taxes at the then prevailing corporate rates.

Income taxes are summarized as follows:

	Years Ended June 30,	
	2010	2009
Current taxes:		
Federal income	$ 14	$ 617
State excise	-	169
	14	786
Deferred taxes:		
Federal income	(1,751)	699
State excise	(245)	33
	(1,996)	732
	$ (1,982)	$ 1,518

(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The provision for income taxes differs from the federal statutory corporate rate as follows:

	Percentage of Earnings Before Income Taxes	
	Years Ended June 30,	
	2010	2009
Tax at statutory rate	(34.0%)	34.0%
Increase (decrease) in taxes:		
State income taxes, net of federal tax benefit	-	2.7
Increase in BOLI cash value	(0.5)	(1.9)
Additional ESOP compensation	(0.3)	(2.0)
Capital loss on Silverton stock	-	3.0
Goodwill impairment	28.5	-
Other, net	(1.3)	0.8
Effective tax rate	(7.60%)	36.6%

The provisions of GAAP related to income taxes require the Company to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. There were no excess reserves at June 30, 2010 and 2009. The Company's base year tax bad debt reserve is $1,312. The estimated deferred tax liability on the base year amount is approximately $502, which has not been recorded in the accompanying consolidated financial statements. The deferred tax valuation allowance is related to a capital loss carryforward that can only be used to offset capital gains.

The Company acquired a net operating loss (NOL) carryforward from its acquisition of State of Franklin. A deferred tax benefit was recorded for the portion deemed usable over its statutory remaining life (initially 20 years). The expiration date of the remaining NOL carryforward of $10,836 is June 30, 2029.

A deferred tax benefit of $138 has been recorded for the current year NOL of $361. The NOL's remaining life is twenty years and management believes it will be utilized in full prior to expiration.

(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The components of the net deferred tax asset are summarized as follows:

	June 30, 2010	June 30, 2009
Deferred tax liabilities:		
FHLB stock dividends	$ (959)	$ (959)
Depreciation	(181)	(212)
Allowance for "available-for-sale" securities	(749)	(93)
	(1,889)	(1,264)
Deferred tax assets:		
Fair value adjustment from acquisition,net	1,868	2,250
Subsequent writedowns on foreclosed property	73	-
Deferred interest income	64	-
NOL carryforward	3,867	3,870
Deferred loan fees, net	171	192
MRP compensation	21	105
Stock options	169	169
Deferred compensation	47	44
Allowance for losses on loans	4,089	1,810
Capital loss on Silverton Bank stock	141	141
Charge-offs not recognized for tax purposes	44	161
Gross deferred tax asets	10,554	8,742
Valuation allowance	(141)	(141)
Deferred tax asset	10,413	8,601
Net deferred tax asset	$ 8,524	$ 7,337

NOTE 11 – EMPLOYEE BENEFIT PLANS

401 (K) RETIREMENT PLAN. The Company has a defined contribution pension plan covering all employees having attained the age of 20 and ½ and completing six months of service. Normal retirement date is the participant's sixty-fifth birthday.

Before the Company established the Employee Stock Ownership Plan (effective July 1, 2003), the 401(k) plan was funded by annual employer contributions of 10% of the total plan compensation of all participants in the plan. The amount contributed by the employer was divided among the participants in the same proportion that each participant's compensation bore to the aggregate compensation of all participants. Employer contributions vest to employees over a seven-year period. Employees are permitted to make contributions of up to 50% of their compensation subject to certain limits based on federal tax laws.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

EMPLOYEE STOCK OWNERSHIP PLAN. The Bank maintains an Employee Stock Ownership Plan (ESOP). On July 1, 2003, the ESOP purchased 670,089 shares of Jefferson Bancshares, Inc. from proceeds provided by the Company in the form of a loan. Thus, the ESOP is considered a leveraged plan. Employees are eligible for participation in the plan upon attaining 20 and ½ years of age and completing six consecutive calendar months during which he has performed at least 500 hours of service. Each plan year, the Bank may, in its discretion, make a contribution to the plan; however, at a minimum, the Bank has agreed to make as a contribution the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid. The present amortization schedule calls for 43,206.63 shares to be released each December 31. Dividends on unallocated shares are used to repay the loan while dividends paid on allocated shares become part of the plan's assets. Accounting for the ESOP consists of recognizing compensation expense for the fair market value of the shares as of the date of release. Allocated shares are included in earnings per share calculations while unallocated shares are not included.

ESOP compensation expense was $211 and $343 for the years ended June 30, 2010 and 2009. The original number of shares committed was 670,089 and 43,207 were released during the years ended June 30, 2010 and 2009, respectively. The 388,859 remaining unearned shares had an approximate fair market value of $1,548 at June 30, 2010.

The Bank has also established a SERP to provide for supplemental retirement benefits with respect to the ESOP. The plan provides certain executives with benefits that cannot be provided under the ESOP as a result of the limitations imposed by the Internal Revenue Code, but that would have been provided under the ESOP but for such limitations. The Plan was amended in 2007 to change the first allocation period to December 31, 2007. Compensation expense under the SERP was $0 and $1 for the years ended June 30, 2010 and 2009, respectively.

STOCK COMPENSATION PLANS. The Company maintains stock-based benefit plans under which certain employees and directors are eligible to receive restricted stock grants or options. Under the 2005 Stock-Based Benefit Plan, the maximum number of shares that may be granted as restricted stock is 279,500, and a maximum of 698,750 shares may be issued through the exercise of nonstatutory or incentive stock options. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years.

Restricted stock grants aggregating 45,000 shares and having a fair value of $597 were awarded in 2006. Restrictions on the grants lapse in annual increments over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the restrictions lapse. Compensation expense for grants vesting in 2010 and 2009 was $68 and $284, respectively.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of the Company's stock option plan is presented below:

	2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	577,693	$12.78	400,032	$ 13.69
Converted options of State of Franklin	-	-	184,649	10.85
Granted during the twelve-month period	-	-	-	-
Options exercised	-	-	-	-
Options forfeited	(26,203)	13.69	(6,988)	13.69
Outstanding at end of year	551,490	12.74	577,693	12.78
Options exercisable at end of year	551,490	12.74	577,693	12.78
Weighted-average fair value of options granted during the year	-	-	-	-

Information pertaining to options outstanding at June 30, 2010 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.00 - $11.00	161,141	1.34	$ 10.47	161,141	$ 10.47
$11.01 - $12.00	-	-	-	-	-
$12.01 - $13.00	-	-	-	-	-
$13.01 - $14.00	390,349	3.46	$ 13.68	416,552	$ 13.68

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and core and tangible capital (as defined) to tangible assets (as defined). Management believes as of June 30, 2010 and 2009, that the Bank met all capital adequacy requirements to which it was subject.

(Dollars in Thousands)

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of June 30, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of June 30, 2010 and 2009 are also presented in the table.

	Actual		Minumum Required For Capital Adequacy Purposes			Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
At June 30, 2010								
Total Risk-Based Capital (To Risk Weighted Assets)	$ 52,352	11.61%	$ 36,073	≥	8.0%	$ 45,092	≥	10.0%
Tier 1 Capital (To Risk Weighted Assets)	46,666	10.35%	18,037	≥	4.0%	27,055	≥	6.0%
Tier 1 Capital (To Average Assets)	46,666	7.29%	25,609	≥	4.0%	32,011	≥	5.0%
At June 30, 2009								
Total Risk-Based Capital (To Risk Weighted Assets)	$ 53,953	10.49%	$ 41,164	≥	8.0%	$ 51,456	≥	10.0%
Tier 1 Capital (To Risk Weighted Assets)	49,225	9.57%	20,582	≥	4.0%	30,873	≥	6.0%
Tier 1 Capital (To Average Assets)	49,225	7.85%	25,081	≥	4.0%	31,351	≥	5.0%

(Dollars in Thousands)

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The following table provides reconciliation between GAAP capital and the various categories of regulatory capital:

	Bank	
	June 30,	
	2010	2009
GAAP Capital	$ 59,649	$ 82,036
Adjustments:		
Deferred Taxes	(9,302)	(7,839)
Unrealized gains	(1,206)	(150)
Disallowed goodwill and other intangibles	(2,475)	(24,822)
Core, Tangible and Tier 1 Capital	46,666	49,225
Adjustments:		
Allowance for losses	5,686	4,727
Total Capital	$ 52,352	$ 53,952

NOTE 13 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At June 30, 2010, the Bank's retained earnings available for the payment of dividends was $2,574. Accordingly, $57,075 of the Company's equity in the net assets of the Bank was restricted at June 30, 2010. Funds available for loans or advances by the Bank to the Company amounted to $5,965.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

(Dollars in Thousands)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments to originate mortgage loans are legally binding agreements to lend to the Company's customers and generally expire in ninety days or less. There were no commitments at June 30, 2010 to originate adjustable-rate loans or to originate fixed-rate loans with a term of twenty years or less. The Company has $5,320 in unfunded letters of credit and $36,192 in unfunded lines of credit at June 30, 2010. The Company also has $18,023 in commitments to fund residential construction, commercial real estate construction and land development loans at June 30, 2010.

The Company has entered into employment agreements with its President and CEO Anderson L. Smith and Randy Greene, President of Tri-Cities Division. Agreement stipulations are terms, duties, compensation and performance bonuses and provides remedies for both parties upon certain events occurring. Mr. Smith's agreement provides for deferred compensation upon him attaining age 65.

Upon completion of the Bank's conversion from mutual to stock form, a "liquidation account" was established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the conversion. The liquidation account was established to provide limited priority claim to the assets of the Bank to "eligible account holders", as defined in the Plan of Conversion, who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental eligible account holder's proportionate share of the then total remaining qualifying deposits. At the time of the conversion, the liquidation account, which is an off-balance sheet memorandum account, amounted to $29.5 million.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains products and services from directors or affiliates thereof. In the opinion of management, such transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Jefferson Bancshares, Inc. is as follows:

Balance Sheet		**June 30, 2010**
Assets		
Cash and due from banks	$	236
Investment securities classified as available for sale, net		2
Investment in common stock of Jefferson Federal Bank		59,649
Investment in common stock of State of Franklin Statutory Trust II		1
Loan receivable from ESOP		4,371
Other assets		100
Total assets	$	64,359
Liabilities and Stockholders' Equity		
Accrued expenses	$	37
Other liabilities		777
Subordinated debentures		7,022
Stockholders' equity		56,523
Total liabilities and stockholders' equity	$	64,359

Statement of Income		**Year Ended June 30, 2010**
Dividends from Jefferson Federal Bank	$	-
Interest income		183
Other income		11
Total income		194
Interest expense		331
Other operating expenses		201
Loss before income taxes and equity in undistributed net (loss) of Jefferson Federal Bank		(338)
Income tax		(144)
		(194)
Equity in undistributed (loss) of subsidiaries		(23,806)
Net loss	$	(24,000)

(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

Statement of Cash Flows	Year Ended June 30, 2010
Cash flows from operating activities:	
Net loss	$ (24,000)
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in undistributed earnings (loss) of subsidiaries	23,806
Deferred tax expense	(54)
Amortization/accretion of intangibles	102
Increase in other assets	37
Increase in other liabilities	(22)
Net cash used by operations	(131)
Cash flows from investing activities:	
Return of principal on loan to ESOP	397
Net cash provided by investing activities	397
Cash flows from financing activities:	
Purchase of treasury stock	(202)
Dividends paid on common stock	(603)
Net cash used in financing activities	(805)
Net decrease in cash and cash equivalents	(539)
Cash and cash equivalents at beginning of year	775
Cash and cash equivalents at end of year	$ 236

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 18 – QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (in thousands except per share data):

	Three Months Ended			
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
		(Unaudited)		
Interest income	$ 7,945	$ 7,555	$ 7,430	$ 7,113
Interest expense	3,250	3,105	2,716	2,522
Net interest income	4,695	4,450	4,714	4,591
Provision for loan losses	300	1,509	1,500	5,500
Net interest income after provision for loan losses	4,395	2,941	3,214	(909)
Noninterest income	898	804	1,747	585
Noninterest expense	4,601	4,345	4,671	26,040
Earnings (loss) before income taxes	692	(600)	290	(26,364)
Income taxes	208	(185)	(33)	(1,972)
Net earnings (loss)	$ 484	$ (415)	$ 323	$ (24,392)
Earnings (loss) per share, basic	$ 0.08	$ (0.07)	$ 0.05	$ (3.91)
Earnings (loss) per share, diluted	$ 0.08	$ (0.07)	$ 0.05	$ (3.91)

	Three Months Ended			
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
		(Unaudited)		
Interest income	$ 4,668	$ 7,072	$ 8,214	$ 8,221
Interest expense	1,681	3,081	3,476	3,381
Net interest income	2,987	3,991	4,738	4,840
Provision for loan losses	160	150	300	300
Net interest income after reduction in provision for loan losses	2,827	3,841	4,438	4,540
Noninterest income	394	629	645	1,517
Noninterest expense	2,339	3,535	4,038	4,771
Earnings before income taxes	882	935	1,045	1,286
Income taxes	349	145	421	603
Net earnings (loss)	$ 533	$ 790	$ 624	$ 683
Earnings per share, basic	$ 0.09	$ 0.13	$ 0.10	$ 0.11
Earnings per share, diluted	$ 0.09	$ 0.13	$ 0.10	$ 0.11

(Dollars in Thousands)

NOTE 19 – BUSINESS COMBINATION

On October 31, 2008, the Company completed the acquisition of State of Franklin. State of Franklin was headquartered in Johnson City, Tennessee, which is approximately 70 miles northeast of the Company's headquarters. State of Franklin operated six offices in Johnson City and Kingsport, Tennessee. The primary reason for the acquisition of State of Franklin was to expand the Company's presence into upper East Tennessee. Under the terms of the merger agreement, the Company issued a combination of shares of Company common stock and cash for the outstanding common shares of State of Franklin. State of Franklin shareholders were given the option of receiving $10.00 in cash, or 1.1287 shares of Company common stock for each share of State of Franklin common stock, or a combination of stock and cash for each share of State of Franklin common stock, provided that 60% of the aggregate shares of State of Franklin common stock would be exchanged for Company common stock and subject to the allocation and proration formula set forth in the merger agreement. However, all State of Franklin common stockholders residing outside of Tennessee were only eligible to receive cash consideration. Based on this structure, the aggregate merger consideration totaled approximately $4.3 million in cash and 736,000 shares of Company common stock. The Company also incurred $557,000 in merger costs that were capitalized into goodwill. The acquisition was accounted for using the purchase method of accounting in accordance with GAAP.

The assets acquired and liabilities assumed set forth below were recorded by the Company at their fair values at the acquisition date:

Cash and cash equivalents	$ 32,062
Investment securities	31,767
Loans, net	221,023
Premises and equipment	15,921
Core deposit intangible	3,421
Goodwill	21,783
Other assets	15,068
Total assets acquired	341,045
Deposits	262,082
Borrowings	64,462
Other liabilitites	2,939
Total liabilities assumed	329,483
Net assets acquired	$ 11,562

(Dollars in Thousands)

NOTE 19 – BUSINESS COMBINATION (CONTINUED)

Intangible assets and purchase accounting fair value adjustments are amortized under various methods over the expected lives of the related assets and liabilities. Recorded goodwill will not be amortized and is not deductible for tax purposes, but will be tested for impairment at least annually.

The pro forma information below presents combined results of operations as if the acquisition had occurred at the beginning of the respective periods presented. The pro forma information includes adjustments for interest income on loans, deposits, and borrowings acquired, amortization of intangibles, depreciation expense on property acquired, and the related income tax effects. The 2009 pro forma information also includes the loss from the sale of Fannie Mae and Freddie Mac preferred stock realized by State of Franklin. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed dates.

	Year Ended June 30, 2009
Net interest income	$ 19,580
Net loss	$ (7,085)
Loss per share	$ (1.12)
Loss per share, diluted	$ (1.12)

NOTE 20 – SUBORDINATED DEBT

As part of the State of Franklin acquisition, the Company acquired the State of Franklin Statutory Trust II (the "Trust") and assumed the Trust's obligation with respect to certain capital securities described below. On December 13, 2006, State of Franklin issued $10,310 of junior subordinated debentures to the Trust, a Delaware business trust wholly owned by State of Franklin. The Trust (a) sold $10,000 of capital securities through its underwriters to institutional investors and upstreamed the proceeds to State of Franklin and (b) issued $310 of common securities to State of Franklin. The sole assets of the Trust are the $10,310 of junior subordinated debentures issued by State of Franklin. The securities are redeemable at par after January 30, 2012, and have a final maturity January 30, 2037. The interest is payable quarterly at a floating rate equal to 3-month LIBOR plus 1.7%.

NOTE 21 – FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Generally accepted accounting principles in the United States of America ("GAAP") establishes a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of input may be used to measure fair value as follows:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly structured or long-term derivative contracts.

NOTE 21 – FAIR VALUE DISCLOSURES (CONTINUED)

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Level 2 investment securities classified as "available-for-sale" are recorded at fair value on recurring basis. Fair value measurements are based upon independent pricing models or other model-based valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal bonds, bonds issued by government agencies, and corporate debt securities. Level 3 investment securities classified as "available-for-sale" are recorded at fair value on at least a semi-annual basis. Fair value measurements are based upon independent pricing models based upon unobservable inputs which require significant management judgment or estimation. Level 3 securities include mortgage-backed securities issued by government-sponsored entities and other debt securities.

Impaired Loans

The Company does not record loans at fair value on a non-recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance GAAP. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.

Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At June 30, 2010, substantially all of the total impaired loans were evaluated based on either the fair value of the collateral or its liquidation value. In accordance with GAAP, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets and liabilities measured at fair value:

	June 30, 2010				
	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Condition	Assets/Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
Securities available for sale	$ -	$ 55,985	$ 7,004	$ 62,989	$ 62,989

(Dollars in Thousands)

NOTE 21 – FAIR VALUE DISCLOSURES (CONTINUED)

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.

	June 30, 2010				
	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Condition	Assets/Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
Impaired Loans	$ -	$ -	$ 29,816	$ 29,816	$ 29,816

The carrying value and estimated fair value of the Company's financial instruments are as follows:

	June 30, 2010		June 30, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and balances due from banks and interest-earning deposits with banks	$ 69,303	$ 69,303	$ 44,108	$ 44,108
Available-for-sale and held to maturity securities	62,989	62,989	36,544	36,544
Federal Home Loan Bank stock	4,735	4,735	4,735	4,735
Loans receivable	444,474	445,655	503,331	501,841
Accrued interest receivable	2,000	2,000	2,258	2,258
Loans held-for-sale	1,153	1,153	881	881
Financial liabilities:				
Deposits	(479,183)	(471,821)	(482,167)	(479,770)
Borrowed funds	(85,778)	(87,972)	(91,098)	(93,486)
Subordinated debentures	(7,021)	(5,630)	(6,910)	(6,910)
Off-balance sheet credit items:				
Commitments to extend credit	-	18,023	-	13,056
Unused letters of credit	-	5,320	-	6,134
Unused lines of credit	-	36,192	-	37,123

(Dollars in Thousands)

NOTE 22 – GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 19, the acquisition of State of Franklin resulted in the recording of goodwill. In addition, fair value adjustments yielded a core deposit asset, classified as other intangible assets. Goodwill and other intangible assets are composed of the following at June 30, 2010:

Beginning balance of core deposit intangible	$ 3,028
Less: Accumulated amortization	(553)
Core deposit intangible, net	2,475
Beginning balance of goodwill	21,783
Less: Goodwill impairment	(21,783)
Total intangibles	$ 2,475

Other intangible assets are amortized using an accelerated method over 10 years. Recorded goodwill will not be amortized and is not deductible for tax purposes, but will be tested for impairment at least annually in accordance with the requirements under GAAP.

In conjunction with significant acquisitions, the Company engages a third party to assist management in the valuation of financial assets acquired and liabilities assumed. At least annually thereafter, or more frequently as conditions warrant, the goodwill and intangible assets are evaluated for impairment. An impairment loss is recognized to the extent that the carrying value is determined to exceed the asset's fair value. The impairment analysis is a two step process. First, a comparison of the reporting unit's estimated fair value is compared to its carrying value, including goodwill, and if the estimated fair value of the reporting unit exceeds its carrying value, goodwill is deemed to be non-impaired. If the first step is not successfully achieved, a second step involving the calculation of an implied fair value, as determined in a manner similar to the amount of the goodwill calculated in a business combination is conducted. This second step process involves the measurement of the excess of the estimated fair value over the aggregate estimated fair value as if the reporting unit was being acquired in a business combination. Based on the results and analysis of the step one assessment, management determined that there was impairment of goodwill during the fiscal year ending June 30, 2010 and the steps taken are described in the following paragraph.

The Company obtained an independent evaluation of goodwill based upon calculations of fair value in accordance with ASC 805 for the reporting unit's assets and liabilities as if the reporting unit was sold to a third party purchaser. Due to a decline in asset quality and the negative impact on earnings resulting from an increase in loan loss provisions, primarily related to assets acquired from State of Franklin Bank, the evaluation determined that the fair value of the net assets acquired is less than the carrying value. The determination of goodwill impairment was impacted by the low stock price of the Company and the resulting low market valuation. Prolonged deterioration in the economy has negatively impacted stock prices and valuations for the banking sector. As such, it is determined the goodwill is fully impaired and an impairment write-off of $21,783 was recorded as of June 30, 2010.The goodwill impairment charge was a non-cash expense that did not impact regulatory capital ratios, liquidity, cash flows or operations of the Company.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 22 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Future amortization of other intangible assets is as follows:

Year Ending June 30,	
2011	$ 497
2012	441
2013	386
2014	330
2015	275

Amortization expense related to other intangible assets is $553 and $393 for the years ending June 30, 2010 and 2009, respectively.

NOTE 23 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure for the year ended June 30, 2010. No items were identified during this evaluation that required adjustment to or disclosure in the accompanying financial statements.

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JEFFERSON
Bancshares, Inc.

Morristown, Tennessee
www.jeffersonfederal.com